SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT'S REPORT

The management of Tele Centro Oeste Celular Participações S.A. - TCO , a company resulting from the joint venture between Telefónica Móviles S.A. and Portugal Telecom, SGPS, S.A., operating under the brand name VIVO, is submitting Management's Report and the Company's financial statements, together with the independent auditors and audit committee reports for fiscal year ended December 31, 2004, in compliance with the provisions in the law and bylaws.

1. POLITICAL AND ECONOMIC ENVIRONMENT

2004 was marked by the strong growth in Brazil 's economy. Not only did preliminary projections point to an increase in GDP ("Produto Interno Bruto") of around 5%, its best performance since 1994, but there was also rise in the levels of employment, consumption and industrial output. But despite the drop in the inflation rate as compared to the year before, it was higher than the goal targeted by the Brazilian Government, albeit still within the 2.5% margin of error established by National Monetary Council. The Consumer Price Index (IPCA) closed the year at 7.6%, as against the targeted 5.5%. In response to the pressure of inflation, Brazilian Central Bank created a very stringent monetary policy characterized by successive increases in the effective basic interest rate (SELIC) throughout the second half of the year, reverting the downward trend of the first half, to 17.74% at year's end, up 1.42% on the 2003 figure.

Main highlights on the international scenario were the devaluation of the U.S. dollar against the euro and main worldwide currencies, the record increase in oil prices, with a slight end-of-year drop, the reelection of the U.S. president and the onset of the proclaimed escalation of U.S. interest rates.

The U.S. dollar rate fell 8% in relation to the Brazilian real, to R$2.6544 to US$1.00, this being the second year this appreciation has occurred. The appreciation of the real against the U.S. dollar was due not only to the dollar devaluation on the international market, but also to the entry of new foreign investments into Brazil , and especially to a record surplus trade balance.

The foreign market continued to rate Brazil positively. Brazil 's risk dropped by almost 20% in the year, to 379 points, the lowest score since October 1997. The C-Bond closed the year at a trading value of 102% of its face value, and Global 40 at 119%.

Taking full advantage of the rekindling of the domestic economy and consolidation of mobile phone operators on the Brazilian market and consequent rising competition, the Brazilian mobile phone market grew by a significant 41.5%, boasting over 65.6 million customers.

THE WORLDWIDE MOBILE TELEPHONY BUSINESS

The world mobile telephony market expanded 18.6% and 20.3%, respectively in 2002 and 2003. Growth in 2004 is expected to be about the same, to the tune of 20%. Following the same trend of the year before, Nigeria , Russia and India are expected to be the markets posting the highest growth rates - 130%, 91% and 69%, respectively.

In 2004, worldwide mobile penetration is expected to reach 33%, up 5% on the 2003 figure. In the third quarter of 2004 worldwide mobile penetration was 32%, which is more than the 23% penetration registered by fixed telephones around the world. In some countries mobile penetration has exceeded 100%, such as in Sweden , Italy and Israel , which have been reported 108%, 106% and 105% mobile penetration, respectively.

THE MOBILE TELEPHONY BUSINESS IN BRAZIL

2004 registered a strong expansion in the Brazilian mobile business triggered principally by the strong competition pressure among operators, which broke down the barriers to new services and toppled service prices. The year closed with a total 65.6 million lines, reporting 41.5% growth in the year.

Expectations point to a slight slowdown in the growth of the mobile business in 2005, due mainly to the already high mobile penetration and operator concern in stepping up business profitability.

VIVO maintained its leadership position on the Brazilian mobile market, with a 40.5% market share at the end of the year.

Net additions in 2004 totaled 19.2 million, up 67% on net additions registered in 2003. The last quarter of the year reported the highest volume of net additions in the year, totaling 7.4 million new lines, up 35% from the last quarter in 2003.

Due to the mobile industry's strong growth in 2004, mobile penetration reached 36.6%, which is higher than in 2003 by 10%. Consequently, mobile penetration was 14% higher than that registered by fixed telephones in Brazil , of 22% at the end of 2004.

Data services usage also rose in Brazil in 2004. Revenues produced in Brazil from data transmission accounted for 2% of ARPU in the third quarter of 2003, but had reached 4% in the third quarter of 2004. As was the case in developed markets like Europe and some Asian countries, demand for data services is expected to continue to grow significantly during 2005. This growth may be spurred by the diversity of solutions and service applications provided by mobile phone access to data.

REGULATORY ENVIRONMENT

No significant changes occurred in the regulatory environment in 2004 other than the alteration in the negotiating system of the SMP operator network usage value (VU-M), introduced in July 2004.

In addition, in order to enhance competition among companies that exploit telecommunication services and promote the diversification of quality services at reasonable prices to the public , the Brazilian Telecommunication Authority (ANATEL) took steps to fix interconnection rates and the prices of products offered based on the cost model. One of the steps taken by ANATEL in June and July 2004 was to submit proposed changes in the regulations governing interconnections, account separation and allocation and industrial dedicated line exploitation to "public consultation " . The deadline for accepting suggestions was October 18, 2004, and the Company sent a broad range of discussions on the proposals submitted by ANATEL.

2. MARKETING STRATEGY

The Company's strategy in 2004 was based on two fundamental principles:

•  Maintenance of its market leadership.

•  Growth while striving for profitability with a view to a maximization of EBITDA (earnings before interest, taxes, depreciation and amortization) and its margin.

These principles were translated into a marketing strategy that aimed at:

•  To maintain VIVO's lead position in product and service quality and coverage, and an ongoing focus on capturing new customers and securing high-value customer loyalty.

•  To reduce the churn rate (number of disconnected customers from the customer base in relation to the average number of active subscribers) through structured and focused actions especially targeted at the corporate, youth and high-potential customer segments, which are continually being targeted by our competitors.

•  To introduce innovative products and services nationwide and worldwide in order to leverage its institutional image and cause VIVO to become the best known brand on the domestic mobile telecommunication market.

•  To implement actions that encourage use of services through publicity and promotional campaigns, particularly those aimed at prepaid card recharging.

•  To streamline the structure and enhancing the quality of call center and local store customer services.

•  To exploit its competitive edge in coverage by reinforcing actions such as CDMA technology innovation, with migration from TDMA to CDMA, and adoption of CDMA 1xRTT in several capital cities and municipalities within its geographical operations area.

PLANS AND CAMPAIGNS

The Company developed a strong customer capturing policy based on aggressive mass-oriented promotions and actions targeting specific business segments. Most promotions sought to lure prepaid and postpaid plan customers through combined efforts that stimulate intranet traffic, data services usage, selective handset price rebates (postpaid plan promotions offering rebates pegged to service plan value) and a choice of favorite numbers at discount rates.

During the course of the year several incentives were created to pitch battle against the competition and increase VIVO's market share, the most relevant among which were " Seja Vivo Agora " (Be VIVO Now) and " Mude pra Vivo " (Change to VIVO), in which progressive discounts on handsets were offered to competitors postpaid plan subscribers.

Simultaneously with the acquisition campaigns, VIVO worked on price perception of the market in general and also of its customer base. There was a complete repositioning of the plan portfolio in view of new players arriving in its area of operations, which offered tariff discounts and aggressive subsidies as a key sales leverage.

2004 started with a summer promotion entitled " Seu VIVO Pode Sair de Graça " (You Could Get Your VIVO for Free), whose underlying concept was a handset that would be free since its cost would be refunded in the form of on-net free-call bonus. In March, the campaign " Te Considero Pra Caramba " (I Really Dig You) proposed to create an on-net calling habit by offering a free-call bonus and special rates, and stepped up use of SMS, MMS and voice mail services (with a strong impact on the youth segment).

In May, the promotion " Dia das Mães VIVO " (Mother's Day VIVO) was designed to create a customer habit of making daily cell phone calls (daily free-call bonus), including to fixed phones in order to stimulate incoming traffic. The Company also launched a postpaid minute plan, " Atração Irresistível " (Irresistible Attraction), also in May, designed to attract and capture the loyalty of high-value customers that had been targeted by the competition throughout the year. In mid-June, the campaign " Te Quero Muito " (I Want You So Much) has been initiated in an attempt to encourage intranet calls, in line with the "VIVO Community" concept.

As from July, several promotions offering escalating handset rebates pegged to postpaid minute plans (" Promoção Sonho de Consumo " - Consumer Dream Promotion) were launched resulting in the acquisition of high-potential customers. This segment was leveraged as a result of the launching of a new portfolio of postpaid plans. " VIVO Família " (VIVO Family), launched in July, allows users to share minute-plan and include family dependents, many of which had previously been prepaid plan subscribers. The purpose of this campaign was to take advantage of opportunities offered by the customer base, foster the community concept and capture high-value customer loyalty.

In the prepaid business, " VIVO Boa Hora " (VIVO Good Time) has been initiated in August, a plan which provides better rates in periods in which the customers use the phone more often, and also allows customers to choose a day in the week when they can call at reduced rates and also to select five favorite numbers they can call at reduced rates.

Father's Day was also celebrated with a promotion " Dia dos Pais " featuring several draws, including a car and on-net free-call bonuses, as well as the offer of services such as SMS, MMS and voice mail. In September, " 500 Minutos por R$1 " (500 Minutes for R$1) campaign was launched (every month for one year) mainly targeting postpaid subscribers, to buttress the launching of the "family plan".

In October it was the time to support the launching of the " VIVO Boa Hora " and its attributes with a " 5 Amigos " (5 Mates) campaign (local calls with a 50% abatement). In November a customer acquisition campaign was organized featuring special discounts for service-compatible handsets to urge the use of the service " VIVO Encontra " (VIVO Locates). The target publics of this action were A/B classes (young adult and high potential user segments). Also in November VIVO made a special long-distance call offer to postpaid subscribers in partnership with Telefônica. This promotion enabled customers subscribing to postpaid plans or exchanging their handsets for new ones to make VIVO-to-VIVO long-distance calls at local rates for one year.

The last campaign of the year was " Natal VIVO " (Christmas VIVO), which worked on price perception and the VIVO Community concept (reduced two-way rate and free-call bonus to be given as gifts to VIVO friends), and encouraged on-net calls (bonus). The Christmas campaign was boosted due to the launching of two other plans, " VIVO Pós-Turbinado " (Boosted Post VIVO), a mass market oriented minute plan, and " VIVO Pós-Top " (Top Post VIVO), in which handsets were provided at escalating discounts according to the plans elected by high-value customers, with the "additional 500-minutes for R$1.00" promotion included.

In 2004, VIVO centered its efforts on establishing and enhancing its technological competitive edge by launching innovative services. Its portfolio of personal and corporate solutions has expanded significantly. Two of these programs were exclusive worldwide launchings: the alternative reality game " VIVO em Ação " (VIVO in Action) and " VIVO Agenda " (VIVO Agenda) service.

VIVO em Ação (VIVO in Action): This was the first multimedia alternative reality game (ARG) to be organized on a worldwide scale and lasted 50 days. Approximately 1.5 million subscribers took part in the game as detectives searching for stolen cell prototypes. To find the clues, subscribers accessed VIVO services such as " Portal de Voz ", " Chat Wap ", " Cupido SMS " and " Quiz SMS ", as well as the Internet and e-mails.

VIVO Agenda (VIVO Agenda): Enables customers to save their phone book entries with a VIVO server. Thus, if their handsets are lost, stolen or changed they can retrieve the information. Users can also add, exclude or alter phone book entries via the VIVO site and opt for automatic or manual synchronization. The first allows users to configure phone book synchronization intervals without their interference and the other provides for programmed phone book synchronization. Information inputted to the VIVO Agenda are encrypted so that only owners have access to it.

VIVO Encontra (VIVO Finds): Provides high precision locating services through combined use of GPS satellites and VIVO's CDMA 1x network cell stations. This solution comprises three optional services: a) VIVO Localiza (VIVO Locates) - provides the exact location of any user on a map, provided the user authorizes the search. b) VIVO Aqui Perto (VIVO Nearby) - enables subscribers to locate commercial establishments such as bars, restaurants and movie theaters that are shown on the map. The search can be made by category, name, address or how near the user is to the desired establishment. c) VIVO Onde Estou? (VIVO Where Am I?) - locates the user's own handset, giving the street, number, district and city where the handset is located and a map.

Olho VIVO: Provides real time image viewing from certain user-selected web cams. This was the first time videostreaming was applied in Latin America .

VIVO Zap 3G: A step up from the ZAP service, that provides broadband Internet access. It was initially launched in São Paulo , Rio de Janeiro and Curitiba , where the first network sections having Evolution-Data Optimized - EV-DO technology are located, and provides data transmission at a speed of 2.4 megabits per second in laptops or PDAs.

VIVO Avisa (VIVO Informs): This service provides call identification if your phone were disconnected, as well as number of attempted calls, call dates and times.

Mobile Booking & Check-In: This is a service that enables customers to purchase air tickets and check in for Gol Linhas Aéreas from their cell phones.

CORPORATE SERVICES

The principal new services added in 2004 to the portfolio of applications catering especially to corporate customer needs were the following:

VIVO Direto (VIVO Direct): A quick connection service over the cell phone that is similar to radio communications, but has the benefit of a wider coverage, better prices and enhanced voice and signal quality.

VIVO Ordens de Serviço (VIVO Service Orders): This is the Company's permanent means of contact with its field team members and of sending, updating and following up on service orders.

VIVO Entregas (VIVO Delivery): Designed to automate ordering, sending, updating and management processes at companies engaged in delivery services. It provides delivery routes and enables the Company to follow up on deliveries, change routes and issue new orders.

VIVO Segurança (VIVO Security): A similar service to Olho VIVO but aimed at providing better corporate security, showing the security video images on cell phones.

VIVO Vendas (VIVO Sales): A service whereby salesmen transmit orders to companies from outside Company premises, as well as consult information on customers, products, inventory, etc., from mobile devices such as PDAs.

VIVO Pesquisa (VIVO Research): Enables researchers to automate data collection and processing and to follow up on results on-line.

3. BUSINESS PERFORMANCE

TCO is the holding company that controls operators Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A., which were collectively referred to as "Area 7" , Norte Brasil Telecom S.A. ("NBT"), former "Area 8" , and TCO IP, another company that offered solutions to the data services market via Internet Protocol - IP. The Company, besides acting as a holding company, operates in the same manner as its controlled companies, being authorized to provide Personal Communications Services (SMP) in the Federal District . Its controlled companies operate in the States of Goiás and Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia and Acre, and through NBT in the States of Roraima, Amapá, Pará, Amazonas and Maranhão.

OPERATING PERFORMANCE

At the end of 2004, TCO reported a 41.5% increase in its customer base, totaling 5,820 customers, and a 51.3% market share, thus maintaining its lead position and proving the effectiveness of its strategy, which was to invest in coverage, innovation, service quality with a view to guaranteeing customers' high cost-benefit ratio in a market marked by high competition.

The figures below show TCO's operating performance:

The ARPU (average revenue per user) posted in 2004 of R$32.0 was lower than that registered in 2003 due to the expansion of the total customer base and increase in prepaid customers to total customer base ratio (MIX), as well as a drop in MOU (average monthly minutes of usage per subscriber) which was reported at 87.0.

SAC (subscriber acquisition cost) reached R$108.4 in 2004, with the increase in relation to 2003 due to stronger competition, customized campaigns targeting postpaid subscribers, and technology migration. It is important to mention that in the fourth quarter of the year, the Company registered an increase in the "entry barrier".

The registered penetration level in 2004 was 34.8%, indicating that there is still potential growth in the market.

INFRASTRUCTURE - NETWORK

Great progress was made in 1xRTT technology coverage in 2004. This technology was made available in 226 municipalities of TCO's operations area, 164 of which in the Center-West Region, including Cuiabá, Campo Grande, Palmas, Porto Velho, Rio Branco and others, through the coverage provided by TCO; 62 in the North Region, including municipalities such as Manaus, Belém, São Luís, Boa Vista, Macapá and others, through NBT.

On December 31, 2004, TCO's mobile phone network, which operates on TDMA, CDMA and 1xRTT digital technology and analog technology, covered 40.7% of the municipalities, or 76.5% of the population in its concession area. Its network included 34 switch centers, 1,587 cell stations and 25 pieces of other equipment.

DISTRIBUTION NETWORK

On December 31, 2004 TCO owned 71 purchase points, in addition to an efficient network of authorized dealers, both exclusive and nonexclusive, comprised of around 1,824 storefronts that can handle sales of services and handsets.

Its own stores and points of purchase represent 4% of TCO's total capillarity, and its authorized dealers, made up of retailers and wholesalers, account for the remaining 96%. Authorized dealers that work exclusively for TCO make up 78% of the points of purchase.

There are over 61,000 points of purchase where users can recharge prepaid cards. These include operator stores, authorized dealers, lottery shops, sundry physical and virtual card distributors such as small shops, drugstores, newspaper stands, bookstores, bakeries, gas stations, bars and restaurants. Electronic recharging is also made by a number of banks. The advantage in this type of recharging lies in the fact that it is easier and more convenient, with less cost to the Company.

ROAMING

Today, VIVO subscribers have free access to over 100 countries, where they retain their own phone numbers and make the borrowed handset an extension of their own cell phones, when necessary.

For domestic roaming, VIVO extended its roaming agreements with companies that operate in other Brazilian states to provide customers with nationwide coverage.

INFORMATION SYSTEMS

In 2004, Information Systems area focused on projects aimed at reinforcing information systems, developing products and services for personal and corporate markets, and enhancing infrastructure.

All major applications are either currently being consolidated as in the case of billing, front-office, prepaid, data warehouse , accounting and management, among others, or have already been concluded as in the case of mediation, interconnection and co-billing. We have also finished our new Data Processing Center, where the new systems are installed and where some of the unconsolidated applications migrated to, offering a modern, safe and efficient technological environment.

QUALITY PROGRAM

One of the strategic goals established by the Company was to implement a process management system that would be awarded ISO 9001:2000 certification. The model implemented has the following features:

•  A process management base that uses the ISO 9001:2000 benchmark with a stress on performance measurement.

•  Development of a corporate culture that drives for process improvement as a means of increasing customer satisfaction.

•  Skills upgrading of more than 13% of the employees through courses such as Quality Coordinator, Internal Quality Auditor and Problem Analysis and Solution Method.

Our Quality Policy is in line with our Mission statement, and serves as a guideline for initiatives related to Quality Program, Process and Improvement Management. As put by the CEO, its content is the main focal point for all collaborators: " To satisfy and capture the loyalty of customers through the quality and innovation of products and services offered by dedicated and skilled professionals. To maintain a leadership position with increasing profitability, while generating shareholder value and driving for an ongoing improvement in processes and results. To strengthen the image of a Company that contributes towards the development of the society ".

On November 30, 2004, the Company was recommended by Bureau Veritas Quality International - BVQI for ISO 9001:2000 certification, and is certified by Brazilian INMETRO and internationally by UKAS in England for "Planning, Product and Service Development and Mobile Communications Customer Services, involving: Customer Capturing and Service, Revenue Management, Network Implementation, Management and Maintenance, Finance, Budget and Management Control".

Quality management adopted a system whereby it undergoes internal and external quality audits every six months.

In addition, we also managed to retain the quality certification for the collection, consolidation and sending of personal communications services quality indicators (PGMQ SMP) awarded in August 2003 by BVQI . This certificate complies with the requirements for migration to SMP, the basic guidelines of which are found in the Regulations on Personal Communications Service Quality Indicators provided for under the ANATEL Resolution .

4. CUSTOMER SERVICES

Generally, 2004 was marked by increasing competition on the mobile telephony market, which was felt by the customer services department due to the significant increase in the number of calls made to the call centers as a result of intensified promotions and actions designed to capture customer loyalty, retention and profitability. In 2004 the average monthly number of calls made to the TCO customer relations center was 6.5 million.

To meet this growing demand, the Company created new forms of optimizing services. The Voice Answering Unit (URA), which was implemented to provide information on prepaid plan credits and balances, received an average 7.9 million inquiries every month, with a 100% electronic retention rate. The promotional URA was introduced in 2004, having registered 2.5 million calls in December, when demand was very high.

As part of its strategy to standardize VIVO operators' customer relations, 100% of our customer services was outsourced, although we still have full control and manage these service so as to ensure the quality of services provided around 24 hours per day by call centers .

The National VIVO Portal on the Internet, which was created in 2004, received an average of 1 million visitors a month at the TCO page, lending greater agility and facility to customer relations with VIVO.

In 2004, VIVO's customer services were a mark of distinction because of the prizes this department was awarded: "Best Internet System" and "Best Own and Outsourced Active/Receiving Call Center Operation", by the Brazilian Telemarketing Association (ABT); "B2B Quality Standard", by B2B magazine; and "Modern Consumer Prize for Customer Service Excellence", by Consumidor Moderno magazine.

To measure its customers' level of satisfaction with VIVO's customer services, the Company hired a specialized company, Indicator GFK, to conduct a broad study on the Company. TCO scored 8.45, which is more than the average 7.98 points registered by the mobile telephony market.

5. ECONOMIC AND FINANCIAL PERFORMANCE

The financial statements as of December 31, 2003 were reclassified, as applicable, for comparison purposes:

In R$ million	2004	2003	Var. (%)
Net operating revenue	2,210.4	1,958.9	12.8
Operating costs and expenses	1,529.1	1,411.2	8.4
EBITDA	891.4	742.5	20.1
Income for the current year	507.1	463.4	9.4
Loans and financing	226.3	348.1	(35.0)

OPERATING REVENUE

The net operating revenue of TCO was R$2,210.4 million in 2004, against R$1,958.9 million in 2003, thus recording a 12.8% increase which was mainly due to the 41.5% growth in the total customer base.

The net operating revenue from services increased by 13.4% in 2004 in relation to 2003, from R$1,657.4 million to R$1,879.5 million, despite being still impacted by the SMP (B&K and CSP) effect, due to the growth in the average customer base and the change in the customers mix, with increased market share of prepaid customers.

The net operating revenue from sales of products increased by 9.8% in relation to 2003, from R$301.5 million to R$330.9 million, due to the intense commercial activity.

OPERATING COSTS AND EXPENSES

The operating costs increased by 8.4%, totaling R$1,529.1 million in 2004, against R$1,411.2 million in 2003, which was due, mainly, to the increase in the cost of products as a result of the intense commercial activity.

EBITDA

TCO's EBITDA was R$891.4 million in 2004, a 20.1% growth, the equivalent to 40.3% on the total net operating revenue, 2.4% higher than in 2003, when the EBITDA was R$742.5 million, showing the Company's efficient generation of cash from its operating assets.

The EBITDA is calculated as follows:

R$ thousand

Operating income (*)	661,503
Financial income (*)	19.,792
Depreciation and amortization (**)	210,060
891,355

(*) See statement of income.
(**) See statement of changes in financial position.

INCOME FOR THE CURRENT YEAR

TCO's net income was R$507.1 million in 2004, against R$463.4 million in 2003. The improvement in the Company's income was due to the efforts made to reduce costs, even though with intense commercial activity in order to fight competition.

LOANS AND FINANCING

By the end of 2004, the Company's debt was R$226.3 million, of which 36.6% were denominated in foreign currency and protected by hedge transactions, while in the end of 2003 the debt recorded R$348.1 million. The reduction in the Company's debt was mainly due to the settlement of financial liabilities out of the surplus cash available.

The indebtedness recorded on December 31, 2004 was offset by cash and financial investments (R$951.2 million) and by derivative assets and liabilities (R$20.7 million in net liabilities), resulting in a net cash position of R$704.2 million.

6. INVESTMENTS - CAPEX (CAPITAL EXPENDITURES)

The Company continued with its projects for improvement and expansion of the capacity of services rendered, increase of the CDMA 1xRTT network in substitution for the TDMA network in TCO, evolution and expansion of the covered area of 1xRTT in GT, expansion of own transmission routes, systems centralization and integration (invoicing, collection and CRM, among others), development of new data transmission services and opening and renovation of sales points, recording a total investment of R$419.3 million.

7. CAPITAL MARKET

The São Paulo Stock Exchange index (IBOVESPA) posted 26,196 points at the year end. In 2004, the IBOVESPA increased by 17.8%, while the Dow Jones Industrial Average - DJIA increased by 3.2%. The average daily volume of transactions traded at São Paulo Stock Exchange (BOVESPA) in 2004 was R$1,221.3 million, recording a 49.3% increase in relation to 2003.

TCO shares started being traded at BOVESPA on September 21, 1998, under codes TCOC3 (common shares) and TCOC4 (preferred shares), and at New York Stock Exchange - NYSE on November 16, 1998, under the code TRO (American Depositary Receipts - ADRs).

In 2004, the renegotiation of TCO at shares at the BOVESPA recorded an average daily amount of R$377.2 thousand for common shares and R$16.2 million for preferred shares. On December 30, 2004, the market value of registered common shares and registered preferred shares was, respectively, R$12.90 and R$8.73 per lot of one thousand shares.

At NYSE, the ADRs were traded at the year end for the price of US$9.87, recording a total trading volume of 27,823,321 outstanding ADRs, which 0.2% appreciation. A total of 76.5 million ADRs were traded in 2004, representing an average amount of US$750.7 million.

Per thousand shares	2004	2003
Profit	1.31	1.22
Equity value	6.31	4.10
ADR prices in US$ (1:3.000 preferred shares)	9.87	9.85
Preferred shares prices (*)	8.73	9.61
Common shares prices (*)	12.90	8.48

(*) Closing price in the last session of the year at BOVESPA.

The Company's capital stock in December 2004 was R$792,965,581.63, represented by 129,458,666,783 common shares and 257,206,308,185 preferred shares .

The Company's Board of Directors approved interests on own capital in the total amount of R$82,000,000.00 (R$0.215292 per lot of one thousand common and preferred shares) to be credited, with 15% withheld income tax, resulting in total net interests of R$69,700,000.00 (R$0.182998 per lot of one thousand common and preferred shares, except for shareholders able to evidence their immune or tax-exempted status). The corresponding credit was posted in the Company's accounting records on December 31, 2004.

CORPORATE RESTRUCTURING

The corporate restructuring involving Tele Centro Oeste Celular Participações S.A. and its controlled companies Telegoiás Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleacre Celular S.A. and Teleron Celular S.A. was completed on June 30, 2004. Such restructuring allows an advance in the capitalization conditions of TCO and its respective operators, as well as an improvement in the companies' cash flow, as a result of the tax benefit, in the approximate amount of R$511 million, which was generated by the amortization, in the next five years, of the premium paid by TCP upon the acquisition of TCO. The transaction did not entail any change in the ownership structure of TCO and its operators, except for the fact that the operators became wholly-owned subsidiaries of TCO.

PUBLIC OFFERING OF SHARES

The Voluntary Public Offering of Shares (OPA) for acquisition of preferred shares in TCO by TCP was completed on October 8, 2004. The number of shares offered in the OPA auction exceeded the maximum number to be acquired by TCP (84,252,534,000 shares). Considering this fact, each shareholder who adhered to the OPA received, by reason of the apportionment, for each share being offered, 0.5547 preferred share issued by TCO and acquired by the Company. After the OPA, TCP held 32.76% of all the preferred shares, representing an increase from 28.86% to 50.65% of its interest in the total capital stock of TCO.

OWNERSHIP STRUCTURE

PORTUGAL TELECOM SGPS S.A.
Q 0.01%
100%
TELEFÓNICA MÓVILES S.A.
PT MÓVEIS SGPS S.A.
Q 50.00%
Q 49.99%
BRASILCEL, NV
Q = % Quotes
ON = % Common Shares
PN = % Prefered Shares
T = % Total
Q 100%
PTELECOM BRASIL S.A.
Q 60.15%
Q 39.85%
PORTELCOM PART. S.A.
ON 71.16%
PN 49.79%
T 57.26%
ON 22.50%
PN 0.0%
T 7.86%
TELESP CELULAR PARTICIPAÇÕES S.A.
ON 86.19%
PN 32.76%
T 50.65 %
TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
ON 100% PN n/a T 100%
TELEGOIÁS CELULAR S.A.
ON 100% PN n/a T 100%
TELEMAT CELULAR S.A.
ON 100% PN n/a T 100%
TELEMS CELULAR S.A.
ON 100% PN n/a T 100%
TELERON CELULAR S.A.
ON 100% PN n/a T 100%
TELEACRE CELULAR S.A.
ON 100% PN 100% T 100%
NORTE BRASIL TELECOM S.A.
ON 100% PN 100% T 100%
TCO IP S.A.

8. CORPORATE GOVERNANCE

INVESTOR RELATIONS

TCO has been working with the constant purpose of improving its corporate governance practices, upon promoting a professional management and awarding equal treatment to all its shareholders.

In order to keep the capital market informed about the Company's operations, meetings were conducted along the year 2004 with analysts and investors, as well as several events have been accomplished. Further, TCO keeps information and communication channels available by telephone, e-mail and website ( www.vivo.com.br/ri ), which was reformulated, containing updated information about the Company's operations.

SARBANES-OXLEY

This law applies to companies that trade securities on the U.S. market. To this effect, the Company has been taking the necessary actions in order to comply with its requirements.

CODE OF ETHICS

Upon adopting the Code of Ethics for Financial Officers, the Company aims at enforcing the compliance with laws, regulations and other applicable rules, on an honest, accurate and ethical basis. Said code applies only to the Executive Vice-President of Finance, Planning and Control, the Chief Financial Officer, the Accounting Officer, the Controller, and/or persons exercising similar duties in the Company (collectively referred to as "Financial Officers").

POLICY FOR DISCLOSURE OF RELEVANT ACT OR FACT AND
DISCLOSURE COMMITTEE

The Policy for Disclosure of Relevant Act or Fact was set up by the Board of Directors of TCO in compliance with article 16 of CVM Instruction No. 358, of January 3, 2002.

The ultimate responsibility for the disclosure of relevant information, act or fact is incumbent upon the CEO, the CFO and the Investor Relations Officer, the first two of them being responsible for authorizing the information to be disclosed, while the Investor Relations Officer is responsible for the communication itself of the relevant information, under the terms of the provisions in the Relevant Act or Fact Policy and in CVM Instructions No. 358/02 and No. 369/02.

Said disclosures are reviewed by the Disclosure Committee in support to the CEO and CFO. The Disclosure Committee is responsible for processing the disclosure of information, Relevant Acts and Facts of the Company, ensuring quality disclosure of information, as well as for the implementation of the Disclosure Procedures and Controls.

The Disclosure Committee reports directly to the CEO and to the CFO and comprises one coordinator and ten members (representing the Investor Relations, Controls, Corporate Communication, Accounting, Financial, Mergers and Acquisitions, Communication and Publicity and Compliance Officers, as well as the General Secretary and the Legal Officer), and has the duty of evaluating the need to outsource services (such as auditors, legal counsels and other independent consultants), in order to warrant adequate support to the disclosure process.

AUDIT AND CONTROL COMMITTEE

The Audit and Control Committee is a collegiate body, subordinated to the Board of Directors of the Company, made up of four of its effective members and being governed by the rules set forth in its bylaws, in conformity with the resolutions made by the Board of Directors, and under the terms and limits of the applicable laws and of the articles of incorporation of the Company.

BOARD OF DIRECTORS

The Board of Directors of TCO is made up of ten members. The directors are elected for three-
-year terms of office by the General Meeting of Shareholders, which is also empowered to dismiss them. Reelection is permitted.

Meetings of the Board of Directors are regularly held once in every quarter period and specially held whenever necessary. None of its members occupies an executive position and one of its members is an independent director.

STATUTORY AUDIT COUNCIL

The Statutory Audit Council comprises three members elected by the General Meeting of Shareholders for a one-year term of office.

The Statutory Audit Council has a permanent nature and holds regular meetings once in every quarter period and special meetings whenever called by the chairman of the Board of Directors or by two members of the Statutory Audit Council.

EXECUTIVE OFFICERS' COMMITTEE

The Company has eight Executive Officers, who may or may not be shareholders, all Brazilian residents elected by the Board of Directors, for three-year terms of office, for the positions of Chief Executive Officer, Executive Vice-President of Operations, Executive Vice-President of Finance, Planning and Control, Executive Vice-President of Marketing and Innovation, Vice-President of Technology and Networks, Vice-President of Compliance and Corporate Relations, Vice-President of IT, Product and Services Engineering, and Vice-President of Customers. One same executive officer may hold more than one position, but no executive officer may be a member of the Board of Directors.

9. RESEARCH AND DEVELOPMENT

VIVO has entered into agreements with the CEFET-RS university and with the Federal University of Rio Grande do Sul State (UFRGS). Such agreements allow VIVO laboratories to be created at the university premises, wherein new technology research and development projects are performed, providing support/stimulation to the Company's technological innovation processes. In addition, said agreements make the relationship between VIVO and the Brazilian society closer.

Another agreement was entered into in the end of 2004 with the Research and Development Center (CPqD), for evaluation and studies of new technologies.

10. HUMAN RESOURCES

The Company believes that personal realization is the basis for the development of its strategies and for achieving differentiated results.

As a result of a co-participation process, which involved all the leaderships, the Company managed to conclude the review of its Corporate Guidelines in August 2004.

TALENT ATTRACTION AND RETENTION

Marked by a significant attraction appeal, the Company is holding its 3 rd Trainees Program, which allows potential young workers to become acquainted with the main areas of activity of the Company. In order to retain talents, actions have been carried out such as the Coaching Program, which is implemented with a group of executives/key position employees of the organization towards developing organizational and personnel management competences, programs for international training of key workers of the Company made possible by the technical-cultural integration between the two shareholder groups - Portugal Telecom and Telefónica Móviles. The achievement of new performance levels is shared by means of variable compensation and profit-sharing programs, which totaled about R$50 million in 2004, for all the companies operating under "VIVO" brand, for fiscal year 2003.

PROFESSIONAL QUALIFICATION AND DEVELOPMENT

The highly competitive market and the need to keep leadership have continued to demand efforts and investments from the Company in continuously developing its professionals, with some R$6.5 million being invested by "VIVO" companies in 2004. This was one of the most significant factors that contributed to the increased competitiveness of "VIVO" companies.

IN-COMPANY ENVIRONMENT

Special attention has been devoted to the organizational environment, as it became evident with the creation of the Endomarketing area, which has the mission of strategically unifying and consolidating internal communication and internal marketing actions. Due to the diversity of workers, the Company focused its efforts on finding a "North" for the communication, based on carefully and specially prepared diagnosis.

Actions towards reinforcing corporate culture are designed to consolidate the Company's image as a large plural community. Internal integration is a key factor for achieving such goal and, therefore, several events have been held involving workers of different hierarchic levels.

Essential for establishing a good internal environment, health and life quality have continued to deserve special attention, since the Company believes that its workers' welfare is a critical factor for the Company's success, for which reason investments are effected with the purpose of making all employees aware of prevention practices. The Company's health management policy was awarded the ADVB 2004 Top RH prize, thus evidencing the effectiveness of said policy with the Company's workers and their families, not only due to the quality of the health plans made available to the workers but also to the assistance based on pro-activity and personal care through preventive actions and campaigns.

Workers are also asked to answer questions in connection with a climate research, which is a powerful communication tool in which they freely voice their opinion about labor relations and in-company environment. The action plan arising out of the research started being gradually applied throughout 2004, as an advance in the purpose of joint work between the top management and the labor staff in the search for excellence and leadership.

LABOR STAFF

The total labor count in the end of 2004 was 1,357, against 1,510 in December 2003, a 10.1% reduction, which was performed on a criterion basis, in order to avoid quality loss. Sales force increased by 43.4%.

The distribution per activity is as follows:

Area of Activity	2004	2003	Var. (%)
Technical and Operations	308	389	(20.8)
Marketing and Sales	519	362	43.4
Customer Assistance	285	392	(27.3)
Financial and Administrative Support	245	367	(33.2)
TOTAL	1,357	1,510	(10.1)

Adhesion to the Private Pension Plans represented 85.5% of the total labor count, which means 929 workers.

11. SOCIAL RESPONSIBILITY

VIVO Institute is an association made up by VIVO operators. Having succeeded to the projects that were developed through former Telefônica Foundation's Instituto Brasil Digital, VIVO Institute was born in July 2004, with the purpose of being aligned with and extend VIVO's social responsibility work to all the States in which the Company operates.

After VIVO Institute was created, the focus of VIVO's actions in the social area was redefined; as a result, education and environment became priority areas. Today, there are some 50 projects in progress and more than 200 thousand people directly assisted by them.

2004 SUMMARY

•  Launching of VIVO Institute.

•  Publication of the first VIVO Corporate Responsibility Report (in a summary version, distributed to all VIVO workers).

•  About 40 projects have been supported and more than 200 thousand people assisted. Among them, the following are worthy of mention: " SuperAção Jovem " (Young Super Action) in partnership with Ayrton Senna Institute (SP, SC, PA, MS and DF); " Pastoral da Criança " (Children's Pastoral Program) (MA, PA, GO, RO, AM, TO, MT and MS); " Eco-Vídeo Biblioteca " (Eco-Video Library) (GO); " Cooperativa de Mulheres Costureiras de São Bartolomeu " (Co-operative Society of Sewing Women of São Bartolomeu) (BA); " Acelera Goiás " (Speed-up Goiás), " Acelera Tocantins " (Speed-up Tocantins) and " Se Liga Tocantins " (Wake-up Tocantins), all of them in partnership with Ayrton Senna Institute; " Banco da Providência " (Providence Bank) (RJ); " Projeto Água Viva " (Live Water Project) (RJ); " Jovens Talentos " (Young Talent) (ES); " Projeto de Esporte na Ilha Criança " (Sports Program in Children's Island) (SC); and " Projeto Guri " (Guri Project) (SP).

•  Launching of VIVO Voluntary Program, with its action focused on visual deficiency and performance of Vaccination, Clothing, Children's Day and Christmas campaigns.

•  Support and participation of VIVO Institute in the industry events, among them the 10 th National Forum of Entrepreneurial Citizenship (RJ), Environment Quality Symposium (RS), II Environment Education Exhibition and Workshop (PR), Unesco 2004 Prize (DF), II Companies' Social Responsibility Workshop (MS), and I Social Responsibility Workshop (RJ).

12. PRIZES

The Company was awarded several prizes in 2004, among which the following are worthy of mention:

•  Largest ICMS Taxpayers in 2004 - VIVO GO won the prize awarded by "O Popular" newspaper and by the State of Goiás Department of Finance as the 5 th largest corporate ICMS taxpayer.

•  Exame Magazine's Largest and Best Companies Prize - VIVO Goiás won the prize awarded by Exame magazine as the best mobile telephony company in the State, for the 3 rd consecutive year.

•  Modern Consumer Prize 2004 - VIVO was awarded a prize for the quality of its customer assistance in the cellular telephone industry.

•  Top of Marketing ADVB 2004 - VIVO was awarded prizes for four success "cases" (" São Paulo Fashion Week ", " VIVO Open Air ", " Recarga Premiada " (Rewarded Reload) and " VIVO ao VIVO " (Live VIVO)) by ADVB.

•  Top of Mind 2004 Prize - VIVO is the mostly remembered brand in its branch of activity pursuant to Folha de São Paulo newspaper.

•  August 2004 Reliable Brands Prize - VIVO was elected the most reliable brand in the cellular phone industry by the readers of Seleções magazine.

13. INDEPENDENT AUDIT

The policy of Tele Centro Oeste Celular Participações S.A. towards its independent auditors as regards respect to the rendering of services not related to external audit is substantiated on principles that protect auditor's independence. Such principles are based on the fact that the auditor should not audit his own work, nor exercise management functions or act as a legal counsel for his customer.

In compliance with CVM Instruction No. 381/03, Company's management informs that our independent auditor - Deloitte Touche Tohmatsu Auditores Independentes - did not provide any services in fiscal year 2004 other than independent audit to Tele Centro Oeste Celular Participações S.A. and its controlled companies.

POLICIES AND PROCEDURES

The Company's and its controlled companies' policies prohibit their independent auditors to be retained for rendering services that entail conflict of interest or loss of objectiveness thereof. Additionally, any relationship between the Company (or its Directors/Officers) and the independent auditors causing loss of independence is forbidden.

14. OUTLOOKS AND FUTURE PLANS

From a macroeconomic viewpoint, it is anticipated that Brazilian economy in 2005 will keep the upward trend of growth started in 2004, stimulated by the increase in employment level and internal demand and by the world economy growth.

As far as cellular telephony is concerned, it is estimated that the growth will, once again, exceed by far the average growth of the economy. A strong competition scenario is expected for 2005, as a consequence of consolidation of the current competitors, continuance of the focus on the data business, aiming at increasing the ARPU, search for synergies and scale economies and customer retention and fidelity campaigns and actions.

Within this context, the Company intends to keep a leadership position on the Brazilian market, stimulating its growth, attempting to provide differentiated services through the constant development of new technologies and integrated solutions and minimize the strong competition effects through excellence of services and leadership in price, coverage area and innovation, in addition to offering high quality services and products designed to meet and exceed our customers' expectations.

15. ACKNOWLEDGMENTS

The management of Tele Centro Oeste Celular Participações S.A. wishes to thank our shareholders, customers, suppliers and financial institutions for their cooperation and faith in us, and the employees, in particular, to whose devotion to the job and efforts we owe the results we have presented above.

Management

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of

Tele Centro Oeste Celular Participações S.A.

Brasília - DF

1. We have audited the accompanying individual (holding company) and consolidated balance sheets of Tele Centro Oeste Celular Participações S.A. and subsidiaries as of December 31, 2004 and 2003, and the related statements of income, changes in shareholders' equity (holding company), and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by Company's management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3.  In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Tele Centro Oeste Celular Participações S.A. and its subsidiaries as of December 31, 2004 and 2003, the results of their operations, the changes in shareholders' equity (holding company) and the changes in financial position for the years then ended, in conformity with the accounting practices adopted in Brazil.

4.  The additional information for the years ended December 31, 2004 and 2003 in respect to the statements of cash flows are presented to allow additional analyses and are not required as a part of the basic financial statements. We have audited such information according to the auditing procedures mentioned in paragraph 2 and, in our opinion, they are properly presented, in all material respects, with regard to the financial statements taken as a whole.

5.  The accompanying financial statements are an adaptation and a translation of the financial statements originally issued in Portuguese and have been prepared into English for the convenience of readers outside Brazil .

São Paulo , February 16, 2005

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

ASSETS	Holding Company		Consolidated
	12,31,04	12,31,03	12,31,04	12,31,03

CURRENT ASSETS
Cash and cash equivalents	67,634	107,516	951,186	972,054
Trade accounts receivable, net	104,561	98,349	477,135	398,253
Inventory	39,210	22,718	193,510	79,076
Deferred and recoverable taxes	79,436	31,817	274,382	150,011
Prepaid expenses	18,030	2,914	39,960	12,274
Other current assets	124,449	100,582	28,145	6,565
	433,320	363,896	1,964,318	1,618,233

NONCURRENT ASSETS
Intercompany credits	46,216	4,301	-	-
Deferred and recoverable taxes	203,743	31,022	459,445	55,264
Derivatives	-	44	-	87
Prepaid expenses	1,284	-	11,486	-
Other noncurrent assets	28,229	56,818	30,072	58,134
	279,472	92,185	501,003	113,485

PERMANENT ASSETS
Investment	1,901,494	1,280,369	4,196	4,588
Property, plant and equipment	281,362	247,355	1,104,290	891,030
Deferred assets	-	-	21,848	26,910
	2,182,856	1,527,724	1,130,334	922,528

TOTAL ASSETS	2,895,648	1,983,805	3,595,655	2,654,246

LIABILITIES	Holding Company		Consolidated
	12,31,04	12,31,03	12,31,04	12,31,03

CURRENT LIABILITIES
Payroll and related accruals	10,089	11,159	21,447	20,326
Suppliers and trade accounts payable	86,257	64,142	467,382	276,261
Taxes payable	30,318	35,451	102,885	133,345
Loans and financing	25,441	26,783	102,727	135,042
Interest on shareholders' equity and dividends	138,278	127,916	144,395	135,119
Derivatives	5,707	2,943	13,930	9,426
Provision for contingencies	1,392	-	5,473	-
Other liabilities	13,029	5,360	27,922	21,972
	310,511	273,754	886,161	731,491

LONG-TERM LIABILITIES
Loans and financing	15,059	43,435	123,557	223,098
Provision for contingencies	123,420	105,166	128,644	109,373
Derivatives	3,198	3,011	6,811	5,667
Other liabilities	1,832	2,227	8,854	3,356
	143,509	153,839	267,866	341,494

MINORITY INTERESTS	-	-	-	25,049

SHAREHOLDERS' EQUITY
Capital stock	792,966	570,095	792,966	570,095
Treasury stock	(49,109)	(49,162)	(49,109)	(49,162)
Capital reserves	574,922	114,380	574,922	114,380
Surplus reserve	857,524	655,574	857,524	655,574
Retained earnings	265,199	265,199	265,199	265,199
	2,441,502	1,556,086	2,441,502	1,556,086

FUNDS FOR CAPITALIZATION	126	126	126	126

TOTAL LIABILITIES	2,895,648	1,983,805	3,595,655	2,654,246

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais, except net income per thousand shares)

	Holding Company		Consolidated
	2004	2003	2004	2003

GROSS OPERATING REVENUE
Telecommunication services	560,792	537,001	2,462,907	2,103,805
Sales of goods	94,940	76,325	486,778	383,471
	655,732	613,326	2,949,685	2,487,276

DEDUCTIONS FROM GROSS REVENUE	(151,914)	(121,043)	(739,259)	(528,366)

NET OPERATING INCOME	503,818	492,283	2,210,426	1,958,910
Cost of services rendered	(83,748)	(131,097)	(354,463)	(513,996)
Cost of goods sold	(114,065)	(82,380)	(555,946)	(390,026)

GROSS PROFIT	306,005	278,806	1,300,017	1,054,888

OPERATING INCOME (EXPENSES)
Selling expenses	(138,089)	(68,643)	(472,710)	(300,516)
General and administrative expenses	(60,993)	(105,349)	(149,102)	(193,258)
Other operating income	66,150	52,961	65,313	32,879
Other operating expenses	(21,349)	(15,779)	(62,223)	(46,342)
Equity pick-up	428,825	374,095	-	-
	274,544	237,285	(618,722)	(507,237)

INCOME FROM OPERATIONS BEFORE FINANCIAL
INCOME (EXPENSES)	580,549	516,091	681,295	547,651
Financial expenses	(41,284)	(105,206)	(96,309)	(178,793)
Declared interest on shareholders' equity payable	(82,000)	(130,000)	(82,000)	(130,000)
Financial income	16,083	101,707	158,517	290,463
Declared interest on shareholders' equity receivable	90,300	113,266	-	-

OPERATING INCOME	563,648	495,858	661,503	529,321
Nonoperating expenses, net	(4,744)	(6,872)	(9,066)	(6,364)

INCOME BEFORE TAXES AND MINORITY INTERESTS	558,904	488,986	652,437	522,957
Income and social contribution taxes	(41,956)	(42,312)	(224,175)	(181,089)
Minority shareholders	-	-	(3,211)	(8,460)

INCOME BEFORE REVERSAL OF INTEREST ON
SHAREHOLDERS' EQUITY	516,948	446,674	425,051	333,408
Reversal of interest on shareholders' equity	(8,300)	16,734	82,000	130,000

NET INCOME FOR THE YEAR	508,648	463,408	507,051	463,408

NET INCOME PER THOUSAND SHARES - R$	1,3355	1,2167

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (HOLDING COMPANY)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

			Capital reserves				Surplus reserve
	Capital stock paid-up	Treasury stock	Interest on work in progress	Goodwill	Special goodwill reserve	Tax incentives	Statutory reserve	Reserve for expansion	Retained earnings	Total shareholders' equity

BALANCES AT DECEMBER 31, 2002	534,046	(49,162)	4,505	37,533	72,189	153	58,688	263,477	297,094	1,218,523

Determined interest on shareholders' equity	-	-	-	-	-	-	-	-	4,155	4,155
Capital increase with retained earnings	36,049	-	-	-	-	-	-	-	(36,049)	-
Net income for the year	-	-	-	-	-	-	-	-	463,408	463,408
Appropriation proposed to the General Meeting:
Statutory reserve	-	-	-	-	-	-	23,171	-	(23,171)	-
Interest on shareholders' equity	-	-	-	-	-	-	-	-	(130,000)	(130,000)
Reserve for expansion	-	-	-	-	-	-	-	310,238	(310,238)	-

BALANCES AT DECEMBER 31, 2003	570,095	(49,162)	4,505	37,533	72,189	153	81,859	573,715	265,199	1,556,086

Capital increase with reserves - Special Meeting of March 30, 2004	194,416	-	-	-	(19,078)	-	-	(175,338)	-	-
Reversal of goodwill reserve	-	-	-	-	(31,168)	-	-	-	-	(31,168)
Asset - merger of WXYZ0059 Holdings S,A,	-	-	-	-	511,061	-	-	-	-	511,061
Capital increase - Special Meeting of June 30, 2004	28,555	-	-	-	-	-	-	-	-	28,555
Capital reduction - Special Meeting of June 30, 2004	(100)	-	-	-	-	-	-	-	-	(100)
Treasury stock	-	53	-	-	-	-	-	-	-	53
Tax loss on merged goodwill	-	-	-	-	(273)	-	-	-	-	(273)
Determined interest on shareholders' equity	-	-	-	-	-	-	-	-	1,744	1,744
Net income for the year	-	-	-	-	-	-	-	-	508,648	508,648
Appropriation proposed to the General Meeting:
Statutory reserve	-	-	-	-	-	-	25,432	-	(25,432)	-
Dividends	-	-	-	-	-	-	-	-	(51,104)	(51,104)
Interest on shareholders' equity	-	-	-	-	-	-	-	-	(82,000)	(82,000)
Reserve for expansion	-	-	-	-	-	-	-	351,856	(351,856)	-

BALANCES AT DECEMBER 31, 2004	792,966	(49,109)	4,505	37,533	532,731	153	107,291	750,233	265,199	2,441,502

The accompanying notes are an integral part of these financial statements,

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

	Holding Company		Consolidated
	2004	2003	2004	2003

SOURCES OF FUNDS
Net income in the year	508,648	463,408	507,051	463,408
Minority interest	-	-	3,211	8,460
Expenses (revenues) that do no affect the net working capital:
Depreciation and amortization	64,510	63,684	210,060	194,782
Equity pick-up	(428,825)	(374,095)	-	-
Monetary and exchange variation on noncurrent assets and long-term liabilities	(481)	(1,487)	2,570	(317)
Sales of property, plant and equipment	615	6,688	10,730	19,421
Increase in provision for contingencies	19,237	10,527	22,529	10,269
Negative goodwill (goodwill) in the acquisition of interest in subsidiaries	435	(252)	-	-
Negative goodwill in the acquisition of interest in Norte Brasil Telecom S.A.	-	2,282	-	2,282
Determined interest on shareholders' equity at subsidiaries	-	1,400	-	1,400
Increase (decrease) in social security liabilities	(1,597)	1,366	(2,643)	2,346
Provision for investment loss - TCO IP	5,045	4,730	-	-
Funds provided by operating activities	167,587	178,251	753,508	702,051

From shareholders:
Impact of merged assets on net working capital	44,903	-	102,212	-
Treasury stock	53	-	53	-
Determined interest on shareholders' equity	1,744	4,155	2,451	4,155
	46,700	4,155	104,716	4,155

From third parties:
Long-term loans and financing	-	-	5,187	9,972
Interest on shareholders' equity and dividends received	116,001	149,419	-	-
Transfer of long-term to current liabilities	49,560	1,270	112,719	16,404
Transfer of current to noncurrent assets	-	1,366	-	2,346
Decrease in noncurrent assets	-	13,198	-	20,095
Increase in long-term liabilities	87	-	675	-
	165,648	165,253	118,581	48,817
Total sources	379,935	347,659	976,805	755,023

USES OF FUNDS
Additions to investment	239	4,126	1,169	-
Additions to property, plant and equipment	96,456	79,581	418,417	207,644
Additions to deferred assets	-	-	154	-
Transfer of long-term to current liabilities	27,664	35,494	106,272	89,137
Transfer of current to noncurrent assets	-	21,978	-	23,028
Increase in noncurrent assets	88,722	-	122,916	-
Decrease in long-term liabilities	983	31,326	3,258	8,328
Capital reductions	100	-	100	-
Interest on shareholders' equity	82,000	130,000	82,000	134,363
Proposed dividends	51,104	-	51,104	-
From minority shareholders	-	-	-	4,377
Total uses	347,268	302,505	785,390	466,877

INCREASE IN NET WORKING CAPITAL	32,667	45,154	191,415	288,146

CHANGES TO NET WORKING CAPITAL
Current assets:
Beginning of the year	363,896	454,877	1,618,233	1,313,436
End of the year	433,320	363,896	1,964,318	1,618,233
	69,424	(90,981)	346,085	304,797
Current liabilities:
Beginning of the year	273,754	409,889	731,491	714,840
End of the year	310,511	273,754	886,161	731,491
	36,757	(136,135)	154,670	16,651

INCREASE IN NET WORKING CAPITAL	32,667	45,154	191,415	288,146

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

	Consolidated
	2004	2003

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net income in the year	507,051	463,408
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation and amortization	210,060	194,782
Minority shareholders	3,211	8,460
Monetary and exchange variation and charges of loans and financing	26,004	(58,427)
Loss in the sale of property, plant and equipment	10,730	18,894
Increase in provision for contingencies	28,001	10,418
Social security obligations	(2,643)	2,346
Provision for doubtful accounts	68,338	47,134
Increase in accounts receivable	(147,220)	(217,131)
Increase in deferred and recoverable taxes	(17,764)	(36,709)
Increase in inventories	(114,434)	(30,707)
Increase in other current assets	(80,139)	(10,973)
(Increase) decrease in other noncurrent assets	16,576	(1,504)
Decrease in derivatives - assets	87	53,217
Increase in payroll and related accruals	1,121	8,298
Increase in suppliers and trade accounts payable	191,121	121,872
Increase (decrease) in taxes payable	(30,460)	31,346
Increase in other current liabilities	5,950	7,655
Decrease in provision for contingencies	(3,257)	(149)
Increase in derivatives - liabilities	5,648	13,253
Increase in other long-term liabilities	175	-
Net cash provided by operating activities	678,156	625,483

INVESTING ACTIVITIES
Additions to investment	(1,169)	-
Acquisition of shares of minority shareholders at subsidiaries	-	(2,096)
Negotiable instruments	-	712,135
Additions to property, plant and equipment	(418,417)	(207,644)
Additions to deferred assets	(154)	-
Income on the sale of assets	-	527
Net cash provided by (used in) investing activities	(419,740)	502,922

FINANCING ACTIVITIES
Repayment of loans and financing	(163,047)	(285,504)
New loans and financing obtained	5,187	64,319
Interest on shareholders' equity and dividends paid	(121,377)	(93,669)
Decrease in capital stock	(100)	-
Treasury stock	53	-
Net cash used in financing activities	(279,284)	(314,854)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(20,868)	813,551
At the beginning of the year	972,054	158,503
At the end of the year	951,186	972,054

The accompanying notes are an integral part of these financial statements.

Tele Centro Oeste Celular Participações S.A. Financial Statements for the Years Ended December 31, 2004 and 2003 and Independent Auditors' Report Deloitte Touche Tohmatsu Auditores Independentes

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1.  OPERATING CONTEXT

Tele Centro Oeste Celular Participações S.A. ("TCO" or "Company") is a publicly-held company, whose controlling shareholder, as of December 31, 2004, is Telesp Celular Participações ("TCP") (86.19% of the voting capital stock and 50.65% of the total capital stock).

The Company is the controlling shareholder of the operators Telegoiás Celular S.A. ("Telegoiás"), Telemat Celular S.A. ("Telemat"), Telems Celular S.A. ("Telems"), Teleron Celular S.A. ("Teleron"), Teleacre Celular S.A. ("Teleacre") and Norte Brasil Telecom S.A. ("NBT").

The Company provides mobile telephone services in the Federal District area, including activities necessary or useful to the provision of these services, through an authorization granted to it valid until July 24, 2006. Its subsidiaries also provide mobile telephone services as follows:

Subsidiary	Interest held - %	Operation area	Expiration date of authorization

Telegoiás	100.00	Goiás and Tocantins	10.29.08
Telemat	100.00	Mato Grosso	03.30.09
Telems	100.00	Mato Grosso do Sul	09.28.09
Teleron	100.00	Rondônia	07.21.09
Teleacre	100.00	Acre	07.15.09
NBT	100.00	Amazonas, Roraima, Amapá, Pará and Maranhão	11.29.13

The mentioned authorizations are renewable once for 15 years, by means of the payment of annual rates of, approximately, 1% of operating annual revenues.

The business of the Company and its subsidiaries operators of mobile telephone services, including related services, are regulated by the National Telecommunications Agency (ANATEL) ("Agência Nacional de Telecomunicações"), the telecommunication industry regulator in accordance with Law No. 9,472, of July 16, 1997, and respective regulations, decrees, decisions and plans.

As of July 6, 2003, the operators implemented the Carriers Selection Code (CSP) ("Código de Seleção da Prestadora"), by which customers became to choose their carrier for national (VC2 and VC3) and international long-distance services, in compliance with the rules of Personal Mobile Service (SMP) ("Serviço Móvel Pessoal"). The operators no longer receive VC2 and VC3 revenues; instead, they receive interconnection fees for the use of their network on these calls.

Increase in TCP interest in TCO

The Tender Offer (OPA) ("Oferta Pública Voluntária") for acquisition of Company's preferred shares by its controlling shareholder TCP was completed on October 8, 2004. The number of shares offered in the auction exceeded the limit to be acquired by TCP (84,252,534,000 shares). Consequently, due to the proration, each shareholder that accepted the OPA had, for each share offered, 0.5547 preferred share issued by the Company acquired by TCP. After the OPA, TCP became owner of 32.76% of TCO total preferred shares.

2.  PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared pursuant to accounting practices established by the Brazilian Corporate Law, rules applicable to telecommunication services providers and accounting rules and procedures set forth by the Brazilian Securities Commission (CVM) ("Comissão de Valores Mobiliários").

The consolidated financial statements include balances and transactions of the holding company and its subsidiaries. All balances and transactions between the Company and its subsidiaries have been eliminated.

The financial statements as of December 31, 2003 have been reclassified, as applicable, for comparability.

3.  SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

a)  Cash and cash equivalents

Represent the balances existing in cash and banks and financial investments with immediate liquidity, showed at cost, added by earned gain until balance sheet date.

b)  Accounts receivables

Billed amounts are appraised at charge value on the date the service is rendered. Unbilled services rendered to customers until the date of the balance sheet and receivables related to the handsets and accessories sales are also included.

c)  Provision for doubtful accounts

It is constituted for credits which chances of recovery are considered remote.

d)  Conversion of transactions in foreign currency

Transactions in foreign currency are recorded using the exchange rate on transaction date and the relevant balances are adjusted until balance sheet date, and the exchange variation is recorded as income. The exchange variation and gains on foreign currency derivative contracts are determined and recorded monthly, irrespectively of the settlement expiration dates.

e) Inventories

They are represented by cellular handsets, accessories and maintenance supplies appraised at purchase average cost. A provision has been constituted to adjust the realization amount over costs of those cellular handsets considered obsolete or which amount exceed that usually traded within a reasonable period of time.

f)  Prepaid expenses

They are showed by the amounts actually disbursed but not yet incurred.

g) Other assets

The subsidy practiced on sales of terminals to accredited agents are deferred as of 2004 and recognized as income as those terminals are enabled.

h)  Investments

The permanent corporate interest in subsidiaries is recorded by equity pick-up method. Subsidiaries' accounting practices are consistent with those adopted by the holding company.

i)  Property, plant and equipment

It is showed by acquisition or construction cost less accrued depreciation, calculated on a straight-line basis, which relevant rates are in accordance with the estimated useful lives of the assets. The expenses incurred for repair and maintenance representing improvement, capacity increase or useful life are capitalized, while others are recorded in the income for the year. The provisions for cost to be incurred for disassembling towers and equipment in leased property, discounted at current value, is capitalized and amortized over the equipment useful life, which shall not exceed the term of lease agreements.

j)  Deferred

Refers to preoperating revenues and expenses of subsidiary NBT, amortized on a straight-line basis over ten years.

It was recorded as deferred asset the goodwill concerning own stores, which is amortized over five years, effectiveness term of the agreement.

k) Income and social contribution taxes

They are calculated and recorded based on actual tax rates in force. Deferred taxes attributable to temporary differences, tax loss and social contribution carryforwards are recorded assuming their future realization.

l)  Loans and financing

They are adjusted by the monetary and/or exchange variation and interest incurred until balance sheet date.

m)  FISTEL rate

The amount of FISTEL rate ("Fundo de Fiscalização das Telecomunicações") paid on validation service to new customers, generated monthly over the year, is deferred as of 2004 and amortized over the estimated period of customer fidelization, equal to 24 months.

n)  Provision for contingencies

It is determined based on legal counsels and management opinions, as to the probable outcome of pending issues, and is adjusted until balance sheet date at probable loss value, subject to the nature of each contingency.

o)  Provision for pension plan

The actuarial liabilities are calculated based on the projected unit credit cost method, and relevant assets are presented at their fair market value. Actuarial gains and losses were recorded immediately in income for the year (Note 29).

p)  Recognition of revenues

Services revenue is recognized as services are rendered, being the billing made monthly. The unbilled revenue between the last billing date and the end of the month is recognized in the month in which the service is rendered. The revenues concerning sales of prepaid cellular minutes are deferred and recognized in the income as such services are actually rendered.

q)  Financial income and expenses

They represent interest and monetary and exchange variations resulting from financial investment, loan and financing obtained and granted. Exchange gains and losses in derivative instruments are included.

r)  Derivatives

The Company and its subsidiaries have derivative contracts with the purpose of managing their exposure to interest rate and exchange rates fluctuation regarding their cash flow in foreign currency. Those derivatives are recorded at the exchange rate in force on balance sheet date. Gains and losses, whether realized or not, calculated exclusively based on agreed conditions, are recorded as financial expense or income.

s)  Employees' profit sharing

Provisions are made to recognize expense regarding employees' profit sharing program.

t)  Use of estimate

The preparation of the financial statements requires management to make estimates and adopt assumptions at its reasonable discretion that affect the amounts presented as assets and liabilities, as well as revenue, costs and expenses amounts. Actual amounts may differ from those estimated.

u)  Net income per thousand shares

It is calculated based on the number of outstanding shares on the balance sheet date.

4.  CASH AND CASH EQUIVALENTS

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Cash and banks	15,873	8,494	57,190	24,690
Financial investments	51,761	99,022	893,996	947,364
Total	67,634	107,516	951,186	972,054

Financial investments refer to fixed rate transactions, indexed at CDI ("Certificado de Depósitos Interbancários") variation, a Brazilian interbank market rate, with immediate liquidity.

5.  TRADE ACCOUNTS RECEIVABLE, NET

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Unbilled amounts for services rendered	18,884	17,877	65,85 9	61,300
Billed amounts	43,428	44,681	180,907	159,560
Interconnection	28,667	26,604	134,564	117,876
Goods sold	21,060	17,612	129,563	93,345
Provision for doubtful accounts	(7,478)	(8,425)	(33,758)	(33,828)
Total	104,561	98,349	477,135	398,253

There are no customers who contribute to with more than 10% of net accounts receivable as of December 31, 2004 and 2003, except for amounts receivable from Brasil Telecom S.A., which represent approximately 16% and 17% of consolidated net trade accounts receivable as of December 31, 2004 and 2003, respectively.

Changes in the provision for doubtful accounts are as follows:

	Holding Company		Consolidated
	2004	2003	2004	2003

Balance at beginning of the year	8,425	4,734	33,828	26,594
Complement of provision	15,952	11,532	68,338	47,134
Write-off	(16,899)	(7,841)	(68,408)	(39,900)
Balance at end of the year	7,478	]8,425	33,758	33,828

6.  INVENTORIES

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Cellular handsets	33,857	18,388	178,884	65,490
Accessories and other	6,680	4,707	22,681	14,915
Provision for obsolescence	(1,327)	(377)	(8,055)	(1,329)
Total	39,210	22,718	193,510	79,076

7.  DEFERRED AND RECOVERABLE TAXES

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Prepaid income and social contribution taxes	7,409	6,555	33,647	42,309
IRRF	10,349	6,234	57,808	28,689
Recoverable ICMS (State VAT)	17,308	12,730	82,446	54,866
Recoverable PIS and COFINS (taxes on revenue) and other	5,323	166	32,048	273
Total recoverable taxes	40,389	25,685	205,949	126,137

ICMS on deferred sales	1,410	509	7,355	3,228
Deferred income and social contribution taxes	241,380	36,645	520,523	75,910
Total	283,179	62,839	733,827	205,275

Current	79,436	31,817	274,382	150,011
Noncurrent	203,743	31,022	459,445	55,264

The main components of deferred income and social contribution taxes are as follows:

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Merged tax credit	198,320	6,359	451,437	21,943
Provision:
Obsolescence	451	128	2,739	452
Contingencies	30,950	24,270	34,114	25,701
Doubtful accounts	2,542	2,864	11,478	11,501
Suppliers	5,200	3,015	18,031	15,326
Other amounts	3,917	9	2,724	987
Total	241,380	36,645	520,523	75,910

Current	46,707	14,668	104,016	52,883
Noncurrent	194,673	21,977	416,507	23,027

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a)  Merged tax credit: consists of net balance of goodwill and provision to maintain the integrity of shareholders' equity (Note 30); its realization occurs with the amortization of TCO and its subsidiaries goodwill, which will expire on June 30, 2009.

b)  Temporary differences: will be realized upon payment of the accruals and effective losses on bad debts or realization of inventories.

Technical studies of feasibility approved by the Company and its subsidiaries' Board of Directors indicate the full recovery of recognized deferred tax amounts, in accordance with the definition of CVM Instruction No. 371.

The estimate schedule for realization of deferred taxes is as follows:

Year	Holding Company	Consolidated

2005	46,707	104,016
2006	44,903	102,212
2007	44,903	102,212
2008 (on)	104,867	212,083
Total	241,380	520,523

CVM Instruction No. 371 requires that studies shall be carried out from time to time to give grounds to the maintenance of accounted amounts. The subsidiary TCO IP did not recognize deferred income and social contribution taxes on tax loss and temporary differences, due to the absence of taxable profit projections.

8.  PREPAID EXPENSES

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Establishment inspection fee (TFI)	4,202	-	34,399	-
Financial charges	302	471	652	1,036
Insurance premium	88	70	304	224
Advertising	14,074	2,091	14,159	9,587
Other	648	282	1,932	1,427
Total	19,314	2,914	51,446	12,274

Current	18,030	2,914	39,960	12,274
Noncurrent	1,284	-	11,486	-

9.  OTHER ASSETS

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Judicial deposits	12,483	12,347	14,383	13,660
Advances for acquisition of shares	15,584	44,461	15,584	44,461
Advances to employees	895	2,258	1,940	4,126
Subsidy on product sale	3,585	-	15,119	-
Credit with related companies	9,756	-	1,327	-
Interest on shareholders' equity	102,457	97,636	-	-
Other assets	7,918	698	9,864	2,452
Total	152,678	157,400	58,217	64,699

Current	124,449	100,582	28,145	6,565
Noncurrent	28,229	56,818	30,072	58,134

10.  INVESTMENTS

a) Interest in subsidiaries

Subsidiaries	Total interest - %	Total shares (in thousands)	Shareholders' equity on		Net income (loss) in
			12.31.04	12.31.03	2004	2003

Telegoiás	100.00	6,735	747,039	493,207	182,375	151,504
Telemat	1 00.00	711	451,355	285,334	111,040	90,051
Telems	100.00	1,266	328,517	223,012	76,582	66,264
Teleron	100.00	727	103,792	69,269	15,227	23,070
Teleacre	100.00	1,987	54,364	37,314	9,677	11,879
NBT	100.00	72,001	223,024	197,276	35,539	39,787
TCO IP (*)	99.99	999	(9,965)	(4,920)	(5,045)	(4,730)

(*) TCO IP provided telecommunication services, Internet access and solutions development and other services. On August 16, 2004, by means of ANATEL Act No. 45,941, the extinction of the authorization of multimedia communication services was established. The authorization waiver does not exempt TCO IP from its obligations with third parties.

b) Composition and changes

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Investment in subsidiaries	1,605,960	1,233,609	-	-
Goodwill in investment acquisition, net	20,701	53,430	5,117	6,678
Tax benefit transferred to subsidiaries (Note 30)	286,548	-	-	-
Negative goodwill in the acquisition of NBT interest	(2,282)	(2,282)	(2,282)	(2,282)
Advance for future capital increase - TCO IP	510	510	-	-
Provision for investment loss - TCO IP	(9,965)	(4,920)	-	-
Other investments	22	22	1,361	192
Investment balance	1,901,494	1,280,369	4,196	4,588

Changes in investments of the holding company for the years ended on December 31, 2004 and 2003 are as follows:

	2004	2003

Beginning balance of the investment net of provision for losses	1,280,369	1,061,288
Equity pick-up	428,825	374,095
Interest on shareholders' equity and dividends paid	(116,001)	(149,419)
Increase in TCP interest in subsidiaries	28,555	-
Goodwill (negative goodwill) in investment acquisition	(435)	253
Tax benefit transferred to subsidiaries (Note 30)	286,548	-
Provision for investment loss	(5,045)	(4,730)
Investment in subsidiaries	239	1,843
Dividends and determined interest on shareholders' equity in the subsidary	-	(1,400)
Goodwill amortization in investment acquisition	(1,561)	(1,561)
Ending balance of investment net of provision for losses	1,901,494	1,280,369

The goodwill and negative goodwill in the net amount of R$2,835 (R$4,396 in 2003) refer to:

NBT

a)  Goodwill in the acquisition of 45% of equity interest of NBT in Inepar S.A. ("Inepar") in May 1999 and capital increase in June 2000 by the Company in the amount of R$6,054.

b)  The accrued amortization amounted to R$2,657.

c)  Negative goodwill of 1.67% of equity interest of NBT in Inepar in June 2003, in the amount of R$2,282.

Telegoiás

a)  Goodwill in the acquisition of Telegoiás shares in the market, in November 2001, in the amount of R$4,774.

b)  The accrued amortization amounted to R$3,054.

The goodwill regarding NBT and Telegoiás will be amortized over ten and five years, respectively.

11.  PROPERTY, PLANT AND EQUIPMENT

a) Composition

		Holding Company
		12.31.04			12.31.03
	Annual depreciation rate - %	Cost	Accrued depreciation	Property, plant and equipment, net	Property, plant and equipment, net

Transmission equipment	14.29	329,731	(237,765)	91,966	91,632
Switching equipment	1 0	100,767	(43,284)	57,483	51,095
Infrastructure	5 to 10	71,085	(46,314)	24,771	29,020
Land	-	2,185	-	2,185	2,185
Rights to software use	20	66,917	(33,116)	33,801	25,921
Buildings	4	12,749	(6,204)	6,545	6,262
Terminal equipment	(*)	23,690	(18,725)	4,965	2,176
Other assets	5 to 20	35,218	(19,352)	15,866	14,785
Properties and work in progress	-	43,780	-	43,780	24,279
Total		686,122	(404,760)	281,362	247,355

		Consolidated
		12.31.04			12.31.03
	Annual depreciation rate - %	Cost	Accrued depreciation	Property, plant and equipment, net	Property, plant and equipment, net

Transmission equipment	14.29	961,790	(569,247)	392,543	346,389
Switching equipment	10	336,881	127,678)	209,203	169,606
Infrastructure	5 to 10	189,784	(82,881)	106,903	106,664
Land	-	7,859	-	7,859	7,898
Rights to software use	20	209,592	(83,602)	125,990	76,594
Buildings	4	33,484	(9,237)	24,247	20,550
Terminal equipment	(*)	59,896	(38,408)	21,488	7,675
Concession license	6.90	60,550	(21,886)	38,664	43,042
Other assets	5 to 20	78,328	(35,658)	42,670	34,919
Properties and work in progress	-	134,723	-	134,723	77,693
Total		2,072,887	(968,597)	1,104,290	891,030

(*) As of 2004, the useful life of terminal equipment was reduced from 24 to 18 months, in order to fit into the representativeness of the transactions. The consolidated effect of such change resulted in an addition in the depreciation recorded until December 2004 in the amount of R$3,567.

b) Rentals

The Company and its subsidiaries lease equipment and property by means of a number of agreements with several maturity dates. On December 31, 2004, annual rental expenses of these transactions were:

Year	Consolidated

2005	6,896
2006	5,185
2007	3,939
2008	2,833
2009	1,511
2010 on	2,111
Total minimum payments	22,475

12.  DEFERRED

	Consolidated
	Annual amortization rate - %	12.31.04	12.31.03

Preoperating expenses:
Financial expenses	10	16,701	16,701
General and administrative expenses	10	27,9 91	27,991
Goodwill	20	154	-
		44,846	44,692
Accumulated amortization		(22,998)	(17,782)
Total		21,848	26,910

13.  TRADE ACCOUNTS PAYABLE

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Suppliers	73,007	45,303	390,710	192,335
Interconnection/connection	4,372	7,079	17,958	26,715
SMP transfer (*)	5,265	8,761	37,361	36,035
Other	3,613	2,999	21,353	21,176
Total	86,257	64,142	467,382	276,261

(*) Refers to long-distance services (VC2 and VC3 calls) to be transferred to operators due to the migration to SMP system (Note 1).

14.  TAXES, RATES AND CONTRIBUTIONS

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

ICMS	15,867	13,261	66,798	57,242
Income and social contribution taxes	-	-	-	23
PIS and COFINS	12,186	8,472	24,853	16,718
FISTEL	992	12,594	6,956	55,832
FUST and FUNTTEL	325	313	1,587	1,219
Other taxes, rates and contributions	948	811	2,691	2,311
Total	30,318	35,451	102,885	133,345

15.  LOANS AND FINANCING

a) Composition of debt

				Holding Company		Consolidated
Description	Currency	Interest	Maturity	12.31.04	12.31.03	12.31.04	12.31.03

BNDES	R$	TJLP + interest 3.5% to 4% p.a.	01/15/06 to 01/15/08	6,725	11,821	125,981	171,067
Export Development Canada - EDC	US$	LIBOR 6m + interest of 3.9% to 5% p. a.	11/22/05 to 12/14/06	33,454	57,784	71,158	125,509
Teleproduzir (*)	R$	Interest of 0.2% p.m.	07/31/12	-	-	15,159	9,972
Resolution No. 2,770	US$	Average interest 7.41% p.a.	11/29/04	-	205	-	1,755
BNDES - currency basket	UMBNDES	UMBNDES basket variation + 3.5% p.a.	01/15/08	-	-	11,232	15,987
FINIMP	US$	LIBOR + interest of 2% to 7% p.a.	05/14/04	-	-	-	29,705
Other	R$	Column 20 - FGV	10/31/08	-	-	1,523	1,845
Interest				321	408	1,231	2,300
Total				40,500	70,218	226,284	358,140

Current				25,441	26,783	102,727	135,042
Noncurrent				15,059	43,435	123,557	223,098

(*) Refers to the long-term installment of the benefit of Programa Teleproduzir resulting from the covenant with the Government of Goiás State concerning the payment of the ICMS. This covenant sets forth that the benefit on ICMS will be paid in 84 monthly installments, with a grace period of 12 months from benefit closing date, occurred in July 2004.

b) Repayment schedule

The long-term portion of loans and financing matures as follows:

Year	Holding Company	Consolidated

2006	15,059	70,678
2007	-	40,040
2008 on	-	12,839
Total	15,059	123,557

c) Restrictive covenants

The Company and its subsidiaries entered into loans and financing agreements with "Banco Nacional de Desenvolvimento Econômico e Social - BNDES" and Export Development Canada - EDC, whose balances of principal on December 31, 2004 were R$137,213 and R$71,158, respectively. On such date, the Company and its subsidiaries reached several economical and financial indexes established in agreement.

d) Guarantees

Banks	Guarantees

BNDES TCO Operators	15% of receivables and CDB pledging the amount equivalent to the next installment falling due
BNDES NBT	100% of receivables and CDB pledging the amount equivalent to the next two installments falling due
EDC	TCO and other subsidiaries guarantee
Other loans and financing	TCO guarantee

e) Hedge - Consolidated

On December 31, 2004, the Company and its subsidiaries had exchange contracts with notional amounts of US$31,327 thousand (US$61,239 thousand in 2003) to cover its obligations against exchange fluctuation. As of this date, the Company and its subsidiaries recorded an accrued and unrealized net loss of R$20,741 (R$15,006 in 2003) on these contracts represented by a balance of R$20,741 in liabilities (R$87 in assets and R$15,093 in liabilities in 2003), of which R$13,930 (R$9,426 in 2003) current and R$6,811 (R$5,667 in 2003) long term.

16.  DIVIDENDS AND INTEREST ON SHAREHOLDERS' EQUITY PAYABLE

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Interest on shareholders' equity TCP	35,838	32,392	35,838	32,392
Interest on shareholders' equity minority shareholders	45,869	89,143	50,439	93,875
Dividends TCP	26,276	-	26,276	-
Dividends minority shareholders	30,295	6,381	31,842	8,852
Total	138,278	127,916	144,395	135,119

17.  OTHER OBLIGATIONS

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Prepaid services	5,186	2,037	19,061	11,826
Provision loyalty program	975	340	2,089	870
Pension fund	84	1,681	167	2,810
Liabilities with related companies	6,868	2,983	6,567	9,276
Other	1,748	546	8,892	546
Total	14,861	7,587	36,776	25,328

Current	13,029	5,360	27,922	21,972
Noncurrent	1,832	2,227	8,854	3,356

The Company and its subsidiaries have loyalty programs in which the calls are transformed into points for future exchange for handsets. Accumulated points are reserved as they are obtained considering redemption historical data, accumulated points and point average cost. Upon redemption of handsets by customers, the reserve is reduced.

18.  PROVISION FOR CONTINGENCIES

The Company and its subsidiaries have administrative and judicial contingencies including labor, tax and civil claims, which relevant accounting provision was made in relation to claims considered as probable losses.

The composition of the provision balance is as follows:

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

TELEBRÁS	113,062	94,931	113,062	94,931
Labor	78	176	895	598
Civil	2,084	534	8,549	2,653
Tax	9,588	9,525	11,611	11,191
Total	124,812	105,166	134,117	109,373

Current	1,392	-	5,473	-
Long term	123,420	105,166	128,644	109,373

Changes in the provision for doubtful accounts are as follows:

	Holding Company		Consolidated
	2004	2003	2004	2003

Beginning balance in January 1	105,166	94,639	109,373	99,104
Additional provision, net of reversal	2,499	(1,964)	9,871	(2,084)
Monetary variation	18,130	12,502	18,130	12,502
Payments, net of reclassifications	(983)	(11)	(3,257)	(149)
Ending balance in December 31	124,812	105,166	134,117	109,373

18.1. TELEBRÁS

They are related to original loans entered into with Telecomunicações Brasileiras S.A. - TELEBRÁS, which, pursuant to exhibit II of the Spin-off Report of February 28, 1998, approved by the General Meeting held in May 1998, should be assigned to the relevant holding company of Telegoiás and Telebrasília Celular S.A.

Taking into account the failure in the allocation of the respective loans upon the spin-off, the Company suspended the payments and has adjusted the debt by the General Market Price Index (IGP-M) variation, added interest of 6% per year.

In June 1999, the Company filed an action claiming that the assets relating to those liabilities are owned by it, as well as their respective accessories, in addition to damages for installments paid.

On August 1, 2001, a decision was rendered considering groundless the Company's claims in the declaratory action. On October 8, 2001, however, the Company filed an appeal and the appellate courts considered the appeal groundless and uphold the decision rendered at lower court. The Company filed a new appeal which decision is pending before the Superior Court of Justice.

Based on the opinion of the Company's legal counsels, the chances of loss are considered probable as for the merits of the case and possible in relation to the adjustment index. On December 31, 2004, the nonreserved difference between the original agreement rate and the adjustment made as described above is estimate in R$7,188 (R$31,669 in 2003).

18.2. Tax

18.2.1. Probable loss

Based on the opinion of its legal counsels and tax consultants, the subsidiary NBT recognized a provision in the amount of R$1,445, on December 31, 2004, for Delinquency Notices issued by National Institute of Social Security (INSS), which have been challenged by NBT.

18.2.2. Probable loss

Based on the opinion of its legal counsels and tax consultants, management believes that settlement of the following issues shall not represent a relevant adverse affect on its financial situation and, except for Employees' Profit Sharing Program (PIS) and Social Contribution on Billing (COFINS) (item c) below), it did not recognize any provision in the financial statements for the year ended December 31, 2004.

In the case in which the chance of loss is classified as possible, the amount involved is R$48,495 in relation to the following issues:

a) State VAT (ICMS)

TCO and its subsidiaries NBT, Teleacre, Telems and Telegoiás received delinquency notices amounting to R$23,108, which main objects are: (i) ICMS on certain services unrelated to telecommunication services; (ii) ICMS on international calls, originated in Brazil; (iii) lack of proportional reversal of ICMS credit concerning permanent assets used to provide communication services and/or outflow of exempted or nontaxable goods; (iv) ICMS on gratuitous provision of telecommunication services, characterized by credit gifts to be used in prepaid service plan; (v) noninclusion in ICMS tax basis of the fine and delay interest charged to defaulting customers; (vi) alleged noncompliance with accessory obligations; and (vii) others related to goods sold.

b) Tax on Services (ISS)

The subsidiary NBT received a delinquency notice issued by the Municipality of Boa Vista (PR), in which the ISS payment on related services (detailed account, choice of a specific line, line replacement, line transfer, call waiting, conference, call identification, call blocking, contract transfer, temporary transfer - follow-me), for the period from October 2000 to May 2002. The amount of this contingency, as of December 31, 2004, is equivalent to R$543.

The subsidiary Telems received a similar delinquency notice concerning the period from May 1998 to March 2001, whose amount, as of December 31, 2004, is equivalent to R$370.

Likewise, the subsidiary Telemat received a delinquency notice in the amount of R$295 that was issued by the Municipality of Rondonópolis .

c) PIS and COFINS

On November 27, 1998, Law No. 9,718 changed the calculation of PIS and COFINS, as follows: (i) increased COFINS rate from 2% to 3%; (ii) authorized the deduction of up to 1/3 of the amount of COFINS from the amount of the Social Contribution on Net Income (CSLL); and, as well as, (iii) increased, indirectly, COFINS and PIS payable by the Company and its subsidiaries, establishing the addition of surplus revenue for COFINS and PIS tax basis.

In the opinion of legal counsels, this increase is based on nonconstitutional grounds, considering that: (i) article 195 of the Brazilian Constitution, in force upon publication of Law No. 9,718/98, set forth that PIS and COFINS would only be levied on payroll, billing and profits; (ii) the Federal Government used an inadequate means to increase PIS and COFINS, an ordinary law instead of a complementary law; and (iii) the period of 90 days as of publication to enforce the law failed to be observed.

TCO petitioned a write of mandamus challenging the legality of the requirements provided for in Law No. 9,718/98, and, with the purpose of suspending the tax credit liability, the principal amounts determined have been recognized and a deposit in court has been made amounting to approximately R$9,525, and, consequently, no additional disbursement shall be necessary.

In view of the changes introduced by Laws No. 10,637/02 and No. 10,833/03, TCO now includes surplus revenue for PIS and COFINS tax basis.

d) Corporate Income Tax (IRPJ), Income and Tax Withholdings Return (IRRF) and CSLL

The subsidiary Telems received a delinquency notice in the amount of R$2,529, in which the amount paid to FINOR throughout civil year 1998 was not recognized as utilization of the tax payable in tax incentive, but as utilization in own resources and/or voluntary subscription, which, therefore, became liability as for tax income purposes, pursuant to article 4 of Law No. 9,532/97. The legality of such notice has been challenged by Telems.

The subsidiary Telemat received delinquency notices in the aggregate amount of R$7,631, whose objects are: (i) offset alleged as inappropriate; (ii) failure to withhold IRRF; and (iii) alleged tax debt determined based on Declaration of Federal Contributions and Taxes (DCTFs) submitted by the Company. Taking into account their inappropriateness, the Company is challenging those collections.

18.3. Labor and civil

Include several labor and civil claims, for which a reserve has been provided as shown above, in an amount considered to be sufficient to cover probable losses.

In the cases in which the chance of loss is classified as possible, the amount involved is R$15,218 (R$5,505 in 2003) for civil claims and R$2,417 (R$1,149 in 2003) for labor claims.

19.  LEASING (CONSOLIDATED)

The Company and its subsidiaries have leasing agreements. The expenses recorded in 2004 were R$3,644 (R$4,043 in 2003). The amount to be paid as a result of such agreements adjusted at the exchange rate in force on December 31, 2004 is R$617 (R$3,704 in 2003). The balance will be paid in bimonthly and quarterly installments pursuant to the agreements up to June 2005.

20.  SHAREHOLDERS' EQUITY

a) Capital stock

On March 30, 2004, the Company increased the capital stock in R$175,338, without issuing new shares, by means of the capitalization of revenue reserves exceeding the capital stock on March 31, 2004, and in R$19,078 with the issuance of 2,247,062 common shares, by means of the capitalization of the tax benefit realized in 2001, 2002 and 2003.

On June 30, 2004, the Company increased the capital stock in R$28,555 and decreased it in R$100 due to the Company's restructuring. Thus, the capital stock on December 31, 2004 is R$792,966, comprised by shares without par value as follows:

	Lot per thousand shares
	12.31.04	12.31.03

Common shares	129,458,667	126,433,338
Preferred shares	257,206,308	252,766,698
Treasury shares	(5,787,050)	(5,791,394)
Total	380,877,925	373,408,642

b) Treasury shares

On December 31, 2004, the treasury shares amounted to 5,787,050 thousand shares, of which 5,784,963 thousand common shares and 2,087 thousand preferred shares (5,791,394 thousand common shares in 2003).

c) Special goodwill reserve

This provision refers to the constitution of a special reserve of the goodwill resulting from the corporate restructuring of the Company, which will be capitalized in favor of the holding company, upon actual realization of the tax benefit.

d) Revenues reserve

i) Statutory reserve

The statutory reserve is based on 5% of the annual net income until such reserve reaches 20% of the total paid up capital stock or 30% of the capital stock added by capital reserves, and from then on, the allocation of such reserves shall no longer be mandatory. The purpose of this reserve is to keep the integrity of the capital stock and may only be used to offset losses or increase the capital stock.

ii) Retained earnings for expansion

The special reserve for expansion and modernization is based on the capital budget prepared by management, which shows the requirement of funds for investment projects for the next years.

e) Dividends

Unless otherwise provided for in article 12 of the bylaws, preferred shares has no voting right, being assured to them the priority in capital reimbursement, without premium, right to receive dividend to be paid, equivalent to at least 25% of the net income of the year, calculated pursuant to article 202 of the Corporate Law, with priority to receive nonaccumulative minimum dividends, equivalent to the higher of:

(i) 6% per year on the amount resulting from the division of the subscribed capital by the aggregate amount of the Company's shares; or

(ii) 3% per year on the amount resulting from the division of the shareholders' equity by the aggregate amount of the Company's shares, as well as the right to profit sharing paid in conditions equal to common shares, after being assured to them a dividend equal to the preferred minimum established to preferred shares.

Dividends payable before being allocated to interest on shareholders' equity have been calculated as follows:

	2004	2003

Net income for the year	508,648	463,408
Allocation to statutory reserve	(25,432)	(23,171)
Adjusted net income	483,216	440,237
Statutory minimum dividend	120,804	110,059

Gross interest on shareholders' equity	82,000	130,000
IRFF on interest on shareholders' equity	(12,300)	(19,500)
Interest on shareholders' equity net	69,700	110,500
Additional dividend	51,104	-
	120,804	110,500

Number of shares (lot per thousand shares):
Common	123,673,704	120,641,944
Preferred	257,204,221	252,766,698
	380,877,925	373,408,642

Dividends and interest on shareholders' equity net for the year:
Common	39,226	35,701
Preferred	81,578	74,799

Dividends and interest on shareholders' equity per thousand shares (Brazilian reais)	0.3172	0.2947

21. NET OPERATING REVENUE

	Holding Company		Consolidated
	2004	2003	2004	2003

Subscription	47,508	49,467	149,526	148,316
Usage	273,283	268,273	1,244,52 3	1,065,664
Additional call charges	9,032	10,435	38,746	30,827
Interconnection	199,820	192,133	872,095	776,814
Data services	20,592	10,674	118,462	60,778
Other services	10,557	6,019	39,555	21,406
Gross revenue from services	560,792	537,001	2,462,907	2,103,805

ICMS	(83,119)	(77,034)	(391,942)	(328,796)
PIS and COFINS	(19,514)	(18,734)	(85,181)	(72,877)
ISS	(133)	-	(706)	-
Discounts granted	(19,923)	(7,570)	(105,577)	(44,677)
Net revenue from services	438,103	433,663	1,879,501	1,657,455

Sale of handsets and accessories	94,940	76,325	486,778	383,471

ICMS	(15,635)	(13,794)	(85,996)	(62,940)
PIS and COFINS	(8,572)	(3,532)	(46,988)	(18,213)
Discounts granted	(2)	(379)	(138)	(863)
Return of goods	(5,016)	-	(22,731)	-
Net revenue from sale of handsets and accessories	65,715	58,620	330,925	301,455
Total net operating revenue	503,818	492,283	2,210,426	1,958,910

There are no customers who account for more than 10% of gross operating revenue in 2004 and 2003, except for Brasil Telecom S.A., fixed line service provider, which contributed to approximately 23% and 19% of gross operating revenue in 2004 and 2003, respectively, particularly in relation to interconnection revenue.

22.  COST OF SERVICE AND SELLING

	Holding Company		Consolidated
	2004	2003	2004	2003

Personnel	(6,354)	(7,468)	(21,759)	(18,752)
Supplies	(808)	(1,471)	(3,708)	(4,199)
Third-party services	(8,806)	(8,744)	(35,516)	(40,112)
Connection means	(2,145)	(6,733)	(25,065)	(36,885)
Rental/insurance/condominium	(5,490)	(3,582)	(15,935)	(13,710)
Interconnection	(9,402)	(34,608)	(72,915)	(147,137)
Taxes, rates and contributions	(1,808)	(17,957)	(12,331)	(85,036)
Depreciation and amortization	(47,873)	(49,312)	(158,377)	(161,201)
Other input	(1,062)	(1,222)	(8,857)	(6,964)
Cost of services rendered	(83,748)	(131,097)	(354,463)	(513,996)
Cost of goods sold	(114,065)	(82,380)	(555,946)	(390,026)
Total	(197,813)	(213,477)	(910,409)	(904,022)

23. SELLING EXPENSES

	Holding Company		Consolidated
	2004	2003	2004	2003

Personnel	(20,923)	(8,093)	(68,411)	(36,222)
Supplies	(2,051)	(688)	(7,885)	(4,435)
Third-party services (*)	(90,598)	(42,714)	(296,443)	(194,808)
Rental/insurance/condominium	(2,853)	(2,680)	(8,389)	(7,379)
Taxes, rates and contributions	(149)	(53)	(563)	(183)
Depreciation and amortization	(5,139)	(1,904)	(22,235)	(7,797)
Provision for doubtful accounts	(15,952)	(11,532)	(68,338)	(47,134)
Other input	(424)	(979)	(446)	(2,558)
Total	(138,089)	(68,643)	(472,710)	(300,516)

(*) Includes expenses with advertising in the amount of R$32,058 in the holding company and R$72,635 in the consolidated statement (R$12,871 and R$48,079, respectively, in 2003).

24.  GENERAL AND ADMINISTRATIVE EXPENSES

	Holding Company		Consolidated
	2004	2003	2004	2003

Personnel	(24,564)	(43,205)	(51,428)	(64,946)
Supplies	(1,478)	(1,796)	(3,113)	(3,985)
Third-party services	(22,241)	(41,302)	(56,045)	(87,343)
Rental/insurance/condominium	(2,422)	(5,635)	(8,599)	(9,204)
Taxes, rates and contributions	(349)	(2,350)	(2,027)	(3,065)
Depreciation and amortization	(9,937)	(10,907)	(27,887)	(24,223)
Other input	(2)	(154)	(3)	(492)
Total	(60,993)	(105,349)	(149,102)	(193,258)

25.  OTHER OPERATING INCOME (EXPENSES)

	Holding Company		Consolidated
	2004	2003	2004	2003

Income:
Fines	7,080	5,328	27,819	22,168
Recovered expenses	2,044	219	3,612	602
Reversal of provisions	7	2,675	2,659	5,869
Corporate services	40,706	44,161	-	-
Other	16,313	578	31,223	4,240
Total	66,150	52,961	65,313	32,879

Expenses:
Provision for contingencies	(2,506)	(711)	(12,530)	(3,622)
Amortization of the goodwill of Telegoiás and NBT	(1,561)	(1,561)	(1,561)	(1,561)
FUST	(2,286)	(2,375)	(9,741)	(8,796)
FUNTTEL	(1,121)	(1,188)	(4,849)	(4,393)
ICMS on other expenses	(829)	(4,014)	(2,084)	(10,370)
PIS and COFINS on other income	(5,117)	(2,765)	(8,987)	(4,625)
Other federal, state and local taxes	(3,512)	(410)	(5,164)	(1,731)
Gifts and sponsorship	(3,373)	(2,680)	(14,926)	(10,937)
Other	(1,044)	(75)	(2,381)	(307)
Total	(21,349)	(15,779)	(62,223)	(46,342)
Total net	44,801	37,182	3,090	(13,463)

26.  FINANCIAL INCOME (EXPENSES)

	Holding Company		Consolidated
	2004	2003	2004	2003

Financial income:
Interest income	24,872	53,134	173,881	230,630
Monetary/exchange variation on assets	2,118	59,061	5,100	79,812
PIS/COFINS on financial income	(10,907)	(10,488)	(20,464)	(19,979)
Total	16,083	101,707	158,517	290,463

Financial expenses:
Interest expense	(12,119)	(35,716)	(49,712)	(82,776)
Monetary/exchange variation on liabilities	(18,178)	(1,087)	(25,656)	(3,364)
Derivative transactions, net	(10,987)	(68,403)	(20,941)	(92,653)
Total	(41,284)	(105,206)	(96,309)	(178,793)
Financial income (expenses), net	(25,201)	(3,499)	62,208	111,670

27.  INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries estimate and pay monthly the installments of income and social contribution taxes on accrual basis. The subsidiary TCO IP shows a tax loss; however, tax credits have not been recognized taking into account the nonexistence of earnings. Deferred taxes are recognized on temporary differences (Note 7). The composition of income and social contribution tax expense is as follows:

	Holding Company		Consolidated
	2004	2003	2004	2003

Income tax	(26,372)	(25,689)	(157,911)	(116,793)
Social contribution	(9,498)	(9,365)	(57,888)	(43,242)
Deferred income tax	(4,475)	(5,337)	(6,159)	(15,481)
Deferred social contribution	(1,611)	(1,921)	(2,217)	(5,573)
Total	(41,956)	(42,312)	(224,175)	(181,089)

The reconciliation of taxes on income reported and the amounts calculated at the combined statutory rate of 34% are as follows:

	Holding Company		Consolidated
	2004	2003	2004	2003

Income before taxes and interests	558,904	488,986	652,437	522,957
Income and social contribution taxes based on the official rate	(190,027)	(166,255)	(221,828)	(177,805)
Permanent additions:
Nondeductible expenses	(1,115)	(1,609)	(7,991)	(4,117)
Other additions	(3,322)	(2,556)	(2,224)	(1,424)
Permanent exclusions:
Integrity of shareholders' equity spin-off	4,776	-	4,776	-
Equity pick-up	145,801	127,192	-	-
Other exclusions	1,931	916	3,092	2,257
Tax expense	(41,956)	(42,312)	(224,175)	(181,089)

28.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

The Company and its subsidiaries provide mobile telephone services in the States of Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Acre , Amazonas, Roraima, Amapá, Pará, Maranhão and Distrito Federal, pursuant to the authorization granted by the Federal Government. The operators are also engaged in the purchase and sale of handsets through their own sales networks and distribution channels, thus fostering their essential activities.

The major market risks to which the Company and its subsidiaries are exposed in exercising their activities include:

•  Credit risk: resulting from any difficulty in collecting telecommunication services provided to customers and revenues from sale of handsets to distribution networks, as well as the risk relating to swap transactions.

•  Interest rate risk: resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of increase in financial expenses as a result of an unfavorable upward trend in interest rates (mainly LIBOR and CDI).

•  Currency risk: related to debt and premiums on derivative instruments contracted in foreign currency and associated to potential losses to the Company resulting from adverse exchange rate fluctuations.

The Company and its subsidiaries have been actively managing and mitigating risks inherent to their operations by means of comprehensive operating initiatives, procedures and policies.

Credit risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services. The Company and its subsidiaries' customers use 84% (77% in 2003) prepaid services that require pre-loading, thus not representing a credit risk.

Credit risk from the sale of handsets is managed by following a conservative credit granting which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing potential customer's balance sheet, and making inquires of credit protection agencies' database. In addition, an automatic control system has been implemented with the distribution of the Company's software ERP for consistent transactions.

The Company and its subsidiaries are also exposed to credit risk arising out of its financial investments and receivables from swap transactions. The Company and its subsidiaries make efforts to diversify such exposure among first class financial institutions.

Interest rate risk

The Company and its subsidiaries are also exposed to fluctuations in the Long-term Interest Rate (TJLP) on financing from BNDES. As of December 31, 2004, the balance of principal of these transactions amounted to R$125,981 (R$171,067 in 2003).

The Company and its subsidiaries are exposed to interest rate risk, due to exchange derivative transactions and borrowings contracted in Brazilian reais associated with the cost of CDI rates. However, the balance of those financial investments also indexed at CDI partially neutralizes such effect.

Foreign currency-denominated loans are also exposed to interest rate risk (LIBOR) associated with foreign loans. As of December 31, 2004, these transactions amounted to US$26,808 thousand (US$53,722 thousand in 2003).

Currency risk

The Company and its subsidiaries utilize derivative instruments to protect themselves against the currency risk on foreign currency-denominated loans. The instruments usually used are swap, option and forward contracts.

The Company and its subsidiaries' net exposure to currency risk as of December 31, 2004 is shown in the table below:

In thousands of US$

Loans and financing - US$	(26,979)
Loans and financing - UMBNDES (*)	(4,251)
Hedge instruments	31,327
Net exposure	97

(*) UMBNDES is a monetary unit prepared by BNDES, composed by a foreign currency basket, and the U.S. dollar is the main reason because the Company and its subsidiaries consider it as U.S. dollar in its analysis of risk coverage relating to exchange rate fluctuations.

b) Derivative instruments

The Company and its subsidiaries record derivative gains and losses as a component of financial expenses or income.

Book and market values of loans and financing and derivative instruments are estimated as follows:

	Book value	Market value	Unrealized gains

Loans and financing	(226,284)	(223,788)	2,496
Derivative instruments	(20,741)	(17,437)	3,304
Total	(247,025)	(241,225)	5,800

c) Market value of financial instruments

The market value of loans and financing and derivative instruments were determined based on the discounted cash flows, using available projected interest rate information.

Market values have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market. The use of different market assumptions may have a material effect on estimates.

29.  POST-RETIREMENT BENEFIT PLANS

TCO and its subsidiaries, together with the companies of former TELEBRÁS system, sponsor private pension and health care plans covering retired employees, managed by Sistel Social Security Foundation (SISTEL) ("Fundação Sistel de Seguridade Social"). Until December 1999, all sponsors of SISTEL managed plans participated jointly in all plans then existing. On December 28, 1999, the sponsors of SISTEL managed plans agreed with new conditions to create retirement individual plans to each sponsor (PBS-TCO) and maintenance of the joint participation just to those members that have already being assisted in such condition as of January 31, 2000 (PBS-A), resulting in a restructuring proposal to SISTEL bylaws and regulation, approved by the Complementary Social Security Secretary on January 13, 2000.

As a result of the exclusion of the joint participation as of December 1999, TCO and its subsidiaries sponsor a benefit plan called PBS-TCO. In addition to complementary retirement plan, the Company and its subsidiaries take part in a multisponsored health care plan covering retired employees and their dependents, at a shared cost (PAMA).

The contributions to PBS-TCO are determined based on actuarial studies conducted by independent actuaries pursuant to the rules in force in Brazil . The cost determination basis of capitalization and contribution paid by the sponsor is 13.5% on payroll of its employees who participate in the plan, of which 12.0% are allocated to PBS-TCO plan cost and 1.5% to PAMA.

Employees participating in those benefit plans (PBS-TCO) have the option to migrate to TCO Prev Plan, offered to other employees that do not participate in PBS-TCO, as well as to all new employees.

Employees of TCO and its subsidiaries participate, in 99%, in the existing individual contribution plan called TCO Prev, created by SISTEL in August 2000. TCO Prev receives contributions made by participants (employees) and sponsors, credited to participants' individual accounts. TCO and its subsidiaries account for the cost of all associated administrative and maintenance expenses, including participants' risks of death and disability.

The contributions of the Company to TCO Prev are equal to participants', ranging between 1% and 8% on participation salary, pursuant to the percentage chosen by participant.

During 2004, TCO made contributions to PBS-TCO in the amount of R$3, and to TCO Prev in the amount of R$1,079 (R$4 and R$1,355 in 2003).

TCO and its subsidiaries choose to recognize actuarial liabilities pursuant to CVM Resolution No. 371, of December 13, 2000, directly in the shareholders' equity on December 31, 2001, net of any corresponding tax effect. The projected unit credit cost method was used in the actuarial appraisal. For multisponsored plans (PAMA and PBS-A), proration of assets plans was made based on the actuarial liability of the Company in relation to the aggregate actuarial liability of the plan.

The following table demonstrates the composition of the provision for retirement benefit plans and health care plans to retired employees as of December 31, 2004 and 2003, in addition to other information required by CVM Resolution No. 371/00 on such plans.

Plan	12.31.04	12.31.03

TCO Prev	-	2,471
PAMA	167	339
Total	167	2,810

a) Conciliation of assets and liabilities

	12.31.04
	TCO Prev (ii)	PAMA (i)	PBS-TCO (ii)	PBS-A (i) (ii)

Total actuarial liabilities	40,545	665	1,808	3,183
Assets fair value	(41,635)	(498)	(1,931)	(4,139)
Liabilities (assets) net	(1,090)	167	(123)	(956)

	12.31.03
	TCO Prev	PAMA (i)	PBS-TCO (ii)	PBS-A (i) (ii)

Total actuarial liabilities	36,143	777	1,737	3,053
Assets fair value	(33,672)	(438)	(1,884)	(3,647)
Liabilities (assets) net	2,471	339	(147)	(594)

(i) Refers to the proportional participation of the Company and its subsidiaries in multisponsored plans - PAMA and PBS-A - assets and liabilities.

(ii) Although TCP Prev, PBS-TCO and PBS-A show a surplus on December 31, 2004 (PBS-TCO and PBS-A in 2003), no assets were recognized by sponsors due to the legal impossibility to reimburse said surplus, in addition to the nonexistence of a possible reduction of sponsor's contribution in the future.

b) Plan cost for the year

	2004
	TCO Prev	PAMA	PBS-TCO	PBS-A

Current service cost	1,254	2	4	-
Interest cost	4,034	86	189	332
Total	5,288	88	193	332

c) Changes in net actuarial liabilities (assets)

	2004
	TCO Prev	PAMA	PBS-TCO	PBS-A

Liabilities (assets) net on 12.31.03	2,471	339	(147)	(594)
Recognized actuarial losses (gains) for the year	(7,770)	(259)	(167)	(694)
Sponsor's contributions for the year	(1,079)	(1)	(2)	-
Expenses 2004	5,288	88	193	332
Liabilities (assets) net in the balance sheet	(1,090)	167	(123)	(956)

d) Changes in actuarial liabilities

	2004
	TCO Prev	PAMA	PBS-TCO	PBS-A

Actuarial liabilities on 12.31.03	36,143	777	1,737	3,053
Current service cost	1,254	2	4	-
Interest on actuarial liabilities	4,034	86	189	332
Benefits paid	(527)	(40)	(141)	(237)
Actuarial (gains) losses	(359)	(160)	19	35
Actuarial liabilities on 12.31.04	40,545	665	1,808	3,183

e) Changes in plans' assets

	2004
	TCO Prev	PAMA	PBS-TCO	PBS-A

Plan assets fair value on 12.31.03	33,672	438	1,884	3,647
Benefits paid	(527)	(40)	(141)	(237)
Sponsor's contributions	1,079	1	3	-
Plan earnings	7,411	99	185	729
Plan assets fair value on 12.31.04	41,635	498	1,931	4,139

f) Estimate expense 2005

	TCO Prev	PAMA	PBS-TCO	PBS-A

Service cost	1,219	1	3	-
Interest cost on actuarial liabilities	4,538	74	196	346
Estimate assets earnings	(5,750)	(80)	(256)	(490)
Total	7	(5)	(57)	(144)

g) Actuarial presumptions

12.31.04
	TCO Prev	PAMA	PBS-TCO	PBS-A

Discount rate used at current value of actuarial liabilities	11.30% p.a.	11.30% p.a.	11.30% p.a.	11.30% p.a.
Estimate return rate on plan assets	13.75% p.a.	16.40% p.a.	13.75% p.a.	12.20% p.a.
Future salary growth rate	7.10% p.a.	7.10% p.a.	7.10% p.a.	7.10% p.a.
Medical costs growth rate	N/A	8.15% p.a.	N/A	N/A
Benefits growth rate	5.00% p.a.	5.00% p.a.	5.00% p.a.	5.00% p.a.
Mortality table	UP84 with 1 year with increase in hazard	UP84 with 1 year with increase in hazard	UP84 with 1 year with increase in hazard	UP84 with 1 year with increase in hazard
Disability table	Mercer	Mercer	Mercer	N/A

12.31.03
	TCO Prev	PAMA	PBS-TCO	PBS-A

Discount rate used at current value of actuarial liabilities	11.30% p.a.	11.30% p.a.	11.30% p.a.	11.30% p.a.
Estimate return rate on plan assets	11.83% p.a.	11.30% p.a.	11.83% p.a.	11.30% p.a.
Future salary growth rate	7.10% p.a.	7.10% p.a.	7.10% p.a.	7.10% p.a.
Medical costs growth rate	N/A	8.15% p.a.	N/A	N/A
Benefits growth rate	5.00% p.a.	5.00% p.a.	5.00% p.a.	5.00% p.a.
Mortality table	UP84 with 1 year with increase in hazard	UP84 with 1 year with increase in hazard	UP84 with 1 year with increase in hazard	UP84 with 1 year with increase in hazard
Disability table	Mercer	Mercer	Mercer	N/A

30.  CORPORATE RESTRUCTURING

On May 13, 2004, the Board of Directors of the Company and its subsidiaries approved a corporate restructuring for the transfer to the Company and its subsidiaries of the goodwill paid by TCP in the acquisition of TCO controlling interest, which, on May 31, 2004, amounted to R$1,503,121.

Prior to the merger of the goodwill by the Company, a reserve has been constituted to maintain the merging company's shareholders' equity in the amount of R$992,060. Thus, net assets merged by Company amount to R$511,061, which essentially represent the tax benefit resulting from the deductibility of the mentioned goodwill upon being merged by the Company and its subsidiaries.

The merged net assets will be amortized over approximately five years, which had as consideration a special goodwill reserve to be transferred to the capital account in favor of the holding company upon actual realization of the tax benefit, being assured to other shareholders an interest in these capital increases, and, in such event, the proceeds so determined will be paid to TCP.

On June 30, 2004, the transfer of a portion of the net assets to its subsidiaries was approved based on appraisal reports prepared by independent experts, and described as follows:

Company	Goodwill	Reserve - merged	Net amount

Telemat	248,558	(164,048)	84,510
Telegoiás	352,025	(232,336)	119,689
Telems	144,078	(95,092)	48,986
Teleron	68,775	(45,392)	23,383
Teleacre	29,353	(19,373)	9,980
Sum spin off	842,789	(556,241)	286,548
Balance TCO	660,332	(435,819)	224,513
Total	1,503,121	(992,060)	511,061

Concurrently to the transfer of a portion of the net assets to the subsidiaries, it has been approved the proposal to merge shares of the subsidiaries held by minority shareholders, who received shares of the Company in the proportion set forth in an appraisal report at current market prepared by independent experts. The transfer of the interest in the subsidiaries resulted in a capital increase of R$28,555.

Accounting records kept for corporate and tax purposes of the Company and its subsidiaries have specific accounts relating to merged goodwill and reserve and corresponding amortization, reversal and tax credit, which balances as of December 31, 2004 and 2003 are as follows:

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03
Balance sheet:
Goodwill - merged	583,293	18,703	1,327,756	64,538
Reserve - merged	(384,973)	(12,344)	(876,319)	(42,595)
Net equivalent to the merged tax credit	198,320	6,359	451,437	21,943

	Holding Company		Consolidated
	2004	2003	2004	2003
Income:
Goodwill amortization	(95,742)	(18,703)	(239,903)	(64,538)
Reversal of reserve	63,190	12,344	158,336	42,595
Tax credit	32,552	6,359	81,567	21,943
Effect on income	-	-	-	-

In accordance with the above-mentioned information, the goodwill amortization, net of the reversal of reserve and corresponding tax credit, results in a null effect on income and, consequently, on the calculation basis of statutory minimum dividends. In order to demonstrate the financial and equity situation of the Company and its subsidiaries in the financial statements, the net value of R$451,437, on December 31, 2004 (R$21,943 in 2003), which essentially represents the balance of the merged tax credit, was classified in the balance sheet in noncurrent and realizable assets as deferred taxes (see Note 7).

31.  MANAGEMENT COMPENSATION

During 2004 and 2003, management compensation amounted to R$2,135 and R$2,767 in the consolidated and R$1,750 and R$2,633 in the holding company, respectively, and recognized as general and administrative expenses.

32.  TRANSACTIONS WITH RELATED PARTIES

The main transactions with unconsolidated related parties are as follows:

a) Use of network and long-distance (roaming) cellular communication - these transactions involve companies owned by the same group: Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telesp Celular S.A., Global Telecom S.A. and Celular CRT S.A. Certain of these transactions were established based on contracts between TELEBRÁS and the operating concessionaires before privatization under the terms established by ANATEL. As of July 2003, users became to choose their carrier for long-distance calls.

b) Corporate services provision is passed on to companies of the same controlling group at the cost effectively incurred for these services.

c) The amounts payable to related companies refer to loan transactions between the Company and its subsidiaries.

A summary of balances and transactions with unconsolidated related parties is as follows:

	Consolidated
	12.31.04	12.31.03

Assets:
Trade accounts receivables	11,841	415
Credit with related companies	1,327	-

Liabilities:
Trade accounts payable	18,361	6,312
Liabilities with related companies	6,567	9,276

	Consolidated
	2004	2003

Revenues:
Revenue from telecommunications services:
Telecomunicações de São Paulo S.A.	62,723	35,412
Celular CRT	-	243
Tele Leste and subsidiaries	-	86
Tele Sudeste and subsidiaries	-	320
TCP and subsidiaries	-	1,253
Balance at year ending	62,723	37,314

	Consolidated
	2004	2003

Expenses:
Cost of service and selling:
Telecomunicações de São Paulo S.A.	-	(38)
Celular CRT	-	(223)
Tele Leste and subsidiaries	-	(125)
Tele Sudeste and subsidiaries	-	(438)
TCP and subsidiaries	-	(1,054)
Balance at year ending	-	(1,878)

Selling expenses:
Atento Brasil S.A.	(29,414)	-
Mobitel S.A.	(7,545)	(995)
Balance at year ending	(36,959)	(995)

General and administrative expenses:
Telecomunicações de São Paulo S.A.	(705)	(322)
Balance at year ending	(705)	(322)

Recovery of expenses with proration joint venture - Brasilcel:
Celular CRT	855	320
Tele Leste and subsidiaries	384	618
TCP and subsidiaries	3,858	1,318
Tele Sudeste and subsidiaries	1,562	154
Balance at year ending	6,659	2,410

Expenses with proration joint venture - Brasilcel:
Celular CRT	(1,589)	(724)
Tele Leste and subsidiaries	(1,747)	(780)
TCP and subsidiaries	(46,255)	(15,405)
Tele Sudeste and subsidiaries	(15,543)	(9,485)
Balance at year ending	(65,134)	(26,394)

33  INSURANCE (CONSOLIDATED)

The Company and its subsidiaries maintain a monitoring policy of risks inherent to its operations. On December 31, 2004, the Companies had insurance contracts in force to cover operating risks, general liability and health care, etc. The management of the Company and its subsidiaries is of the opinion that these values are sufficient to cover any losses. The main assets, liabilities or interest covered by insurance and respective amounts are as follows:

Modality	Amounts insured

Operating risks	R$796,320,000
General civil liability	R$5,822,000
Vehicle (officers fleet)	Fipe table and R$200,000 for DC/DM
Vehicle (operational fleet)	R$200,000 for DC/DM

34. AMERICAN DEPOSITARY RECEIPTS - ADRs PROGRAM

On November 16, 1998, the Company started to trade ADRs at the New York Stock Exchange - NYSE, with the following characteristics:

•  Type of shares: preferred.

•  Each ADR represents 3,000 preferred shares.

•  The shares are traded as ADRs with the code "TRO" at the New York Stock Exchange - NYSE.

•  Depositary bank abroad: The Bank of New York.

•  Custodian bank in Brazil : Banco Itaú S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2005

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.